Exhibit 99.1

DENISON MINES CORP.

and

9373721 CANADA INC.

and

FISSION URANIUM CORP.

ARRANGEMENT AGREEMENT

July 27, 2015

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation	11
1.3	Number, Gender and Persons	12
1.4	Date for Any Action	12
1.5	Currency	12
1.6	Accounting Matters	12
1.7	Knowledge	12
1.8	Schedules	12

ARTICLE 2 THE ARRANGEMENT		13
2.1	Arrangement	13
2.2	Interim Order	13
2.3	Fission Meeting	14
2.4	Denison Meeting	14
2.5	Fission Circular	15
2.6	Denison Circular	16
2.7	Final Order	17
2.8	Court Proceedings	18
2.9	Articles of Arrangement and Effective Date	18
2.10	Payment of Consideration	18
2.11	Announcements and Consultations	19
2.12	Withholding Taxes	19
2.13	List of Shareholders	19
2.14	List of Shareholders	19
2.15	U.S. Securities Law Matters	20
2.16	United States Tax Matters	21
2.17	Canadian Income Tax Election	21
2.18	Fission Options	21
2.19	Fission Warrants	22
2.20	Employees	22
2.21	Certain Permitted Transactions prior to the Effective Date	22
2.22	Competition Act Filings and Submissions	22

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF FISSION		24
3.1	Representations and Warranties of Fission	24
3.2	Survival of Representations and Warranties	24

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF DENISON		24
4.1	Representations and Warranties of Denison	24
4.2	Survival of Representations and Warranties	24

ARTICLE 5 COVENANTS		25
5.1	Covenants of Fission Relating to the Arrangement	25
5.2	Covenants of Fission Relating to the Conduct of Business	25
5.3	Covenants of Denison Relating to the Arrangement	28
5.4	Covenants of Denison Relating to the Conduct of Business	29

ARTICLE 6 CONDITIONS		32
6.1	Mutual Conditions Precedent	32
6.2	Additional Conditions Precedent in Favour of Denison	32
6.3	Additional Conditions Precedent in Favour of Fission	33
6.4	Satisfaction of Conditions	34

ARTICLE 7 ADDITIONAL COVENANTS		35
7.1	Covenant Regarding Non-Solicitation	35
7.2	Covenant Regarding Acquisition Proposal	35
7.3	Right to Accept a Superior Proposal	37
7.4	Access to Information; Confidentiality; Transition	38
7.5	Insurance and Indemnification	38

ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		39
8.1	Term	39
8.2	Termination	39
8.3	Expenses and Termination Payments	41
8.4	Termination Expense Reimbursement	43
8.5	Amendment	43
8.6	Waiver	43

ARTICLE 9 GENERAL PROVISIONS AND MISCELLANEOUS		44
9.1	Privacy	44
9.2	Notices	44
9.3	Governing Law	46
9.4	Injunctive Relief	46
9.5	Time of Essence	46
9.6	Entire Agreement, Binding Effect and Assignment	46
9.7	No Liability	46
9.8	Severability	46
9.9	Counterparts, Execution	47

SCHEDULES

SCHEDULE A PLAN OF ARRANGEMENT

SCHEDULE B FISSION ARRANGEMENT RESOLUTION

SCHEDULE C DENISON SHARE ISSUANCE RESOLUTION

SCHEDULE D REPRESENTATIONS AND WARRANTIES OF FISSION

SCHEDULE E REPRESENTATIONS AND WARRANTIES OF DENISON

SCHEDULE F RETENTION BONUS PAYMENTS

ARRANGEMENT AGREEMENT

Arrangement Agreement dated July 27, 2015 among Denison Mines Corp. (“Denison”), 9373721 Canada Inc. (“Subco”) and Fission Uranium Corp. (“Fission”).

WHEREAS:

A. Denison and Fission have entered into the Letter Agreement (as hereinafter defined) setting out the principal terms on which they will complete a transaction where Denison will acquire all of the Fission Shares (as hereinafter defined) in exchange for Denison Shares (as hereinafter defined);

B. The Parties intend to carry out the transactions contemplated herein by way of a statutory plan of arrangement, which is to be completed under the provisions of the CBCA (as hereinafter defined), and on and subject to the terms and conditions contained herein;

C. Denison has entered into the Fission Voting Agreements (as hereinafter defined) with the Fission Supporting Shareholders (as hereinafter defined), pursuant to which, among other things, such Fission Supporting Shareholders agree, subject to the terms and conditions thereof, to vote the Fission Shares and any securities convertible, exercisable or exchangeable into Fission Shares held by them in favour of the Fission Arrangement Resolution (as hereinafter defined);

D. Fission has entered into the Denison Voting Agreements (as hereinafter defined) with the Denison Supporting Shareholders (as hereinafter defined), pursuant to which, among other things, such Denison Supporting Shareholders agree, subject to the terms and conditions thereof, to vote the Denison Shares and any securities convertible, exercisable or exchangeable into Denison Shares held by them in favour of the Denison Shareholder Resolutions (as hereinafter defined); and

E. The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned subsidiaries, any offer, proposal or inquiry from any Person or group of Persons acting jointly or in concert, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its subsidiaries, taken as a whole (or any lease, long-term supply or off-take agreement, hedging arrangement or other transaction having the same economic effect as a sale of such assets), or (ii) 20% or more of the issued and outstanding voting or equity securities of that Party or any one or more of its subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that Party; or (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that Party or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its subsidiaries, taken as a whole; in all cases, whether in a single transaction or in a series of related transactions. For the purposes of the definition of “Superior Proposal”, reference in the definition of Acquisition Proposal to “20%” shall be deemed to be replaced by “100%”;

“Actions” has the meaning ascribed thereto in Subsection 5.2(c)(xiv);

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the Fission Disclosure Letter and the Denison Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement of Fission under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with Section 8.5 of this Agreement or Article 7 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of Fission in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Parties, each acting reasonably;

“Authorization” means any authorization, order, Permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit;

“Board” means in respect of any Party, its board of directors;

“Business Day” means any day of the year, other than a Saturday, Sunday or any statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

“CBCA” means the Canada Business Corporations Act including all regulations made thereunder;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change in Recommendation” has the meaning ascribed thereto in Subsection 7.2(a)(iv);

“Claim” means (i) any suit, action, proceeding, dispute, investigation, claim, arbitration, order, summons, citation, directive, ticket, charge, demand or prosecution, whether legal or administrative; or (ii) any appeal or application for review; at law or in equity or by any Governmental Entity;

“Commissioner of Competition” means the Commissioner under the Competition Act or any Person duly authorized to exercise the powers of the Commissioner of Competition;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means with respect to the transactions contemplated by this Agreement, either of the following: (i) receipt by Denison of an advance ruling certificate issued by the Commissioner of Competition under Section 102(1) of the Competition Act; or (ii) both of the (A) expiry or termination of the waiting period under Section 123 of the Competition Act or the waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act under Section 113(c) of the Competition Act, and (B) receipt by Denison of a No-Action Letter on terms satisfactory to each Party, acting reasonably;

“Competition Act Submission” has the meaning ascribed thereto in Subsection 2.22(a);

“Competition Act Supplementary Submission” has the meaning ascribed thereto in Subsection 2.22(e);

“Confidentiality Agreement” means the confidentiality agreement between the Parties made with effect as of June 29, 2015;

“Consideration” means the consideration to be received by Fission Shareholders pursuant to the Plan of Arrangement in respect of each Fission Share that is issued and outstanding immediately prior to the Effective Time, comprising (i) 1.26 Denison Shares (subject to adjustment of the Exchange Ratio), and (ii) cash in the amount of $0.0001, for each Fission Share;

“Consideration Share Maximum” means the total number of Denison Shares outstanding (on an undiluted basis) immediately prior to the completion of the Arrangement less 100,000;

“Consideration Shares” means the Denison Shares to be issued in exchange for Fission Shares pursuant to the Arrangement;

“Continuing Employees” has the meaning ascribed thereto in Subsection 2.20;

“Contract” means any contract, agreement, license, claim, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia, or other court as applicable;

“Defaulting Party” has the meaning ascribed thereto in Subsection 8.4;

“Denison Annual Financial Statements” means the audited consolidated financial statements of Denison as at, and for the years ended December 31, 2014 and December 31, 2013 including the notes thereto;

“Denison Board” means the board of directors of Denison as the same is constituted from time to time;

“Denison Circular” means the notice of the Denison Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Denison Shareholders in connection with the Denison Meeting, as amended, supplemented or otherwise modified from time to time;

“Denison Disclosure Documents” means all information, disclosure, forms, reports, schedules, statements, certifications and other documents, including without limitation all press releases, forms, reports, schedules, financial statements and notes and schedules to such financial statements, management’s discussion and analysis of financial condition and operations, certifications, annual information forms, management information circulars, material change reports and other documents required to be publicly disclosed or filed by Denison with the Securities Authorities pursuant to applicable Securities Laws;

“Denison Disclosure Letter” means the disclosure letter executed by Denison and delivered to Fission prior to or concurrently with the execution of this Agreement;

“Denison Financial Advisors” means Pareto Securities AS and Haywood Securities Inc.;

“Denison Financial Statements” means, collectively, the Denison Annual Financial Statements and the Denison Interim Financial Statements;

“Denison Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of Denison as at, and for the three months ended March 31, 2015 and March 31, 2014 including the notes thereto;

“Denison Material Projects” means those projects identified as such in Schedule 1.1 of the Denison Disclosure Letter;

“Denison Meeting” means the special meeting of Denison Shareholders, including any adjournment or postponement thereof, to be called for the purpose of considering the Denison Shareholder Resolutions;

“Denison Mineral Rights” has the meaning ascribed thereto in Schedule E;

“Denison Name Change Resolution” means the special resolution of Denison Shareholders approving a name change of Denison to “Denison Energy Corp.” or such other name as is determined by the Denison Board in its discretion, subject to regulatory approval, at the Denison Meeting substantially in the form and content of Schedule C;

“Denison Option Plan” means the stock option plan of Denison last approved by Denison Shareholders on May 9, 2013;

“Denison Options” mean, at any time, options to acquire Denison Shares granted pursuant to the Denison Option Plan which are, at such time, outstanding and unexercised whether or not vested;

“Denison Real Property Interests” has the meaning ascribed thereto in Schedule E;

“Denison Replacement Options” has the meaning ascribed thereto in Section 2.18;

“Denison Share Consolidation” means the consolidation of the Denison Shares on a 2-for-1 basis following the completion of the Arrangement;

“Denison Share Consolidation Resolution” means the special resolution of Denison Shareholders approving the Denison Share Consolidation at the Denison Meeting substantially in the form and content of Schedule C;

“Denison Share Issuance Resolution” means the ordinary resolution of Denison Shareholders approving the issuance of the Consideration Shares (including any Denison Shares issuable upon the exercise of the Fission Options or Fission Warrants), at the Denison Meeting substantially in the form and content of Schedule C;

“Denison Shareholder Approval” means the approval by the Denison Shareholders of the Denison Share Issuance Resolution at the Denison Meeting;

“Denison Shareholder Resolutions” means collectively, the Denison Share Issuance Resolution, the Denison Share Consolidation Resolution and the Denison Name Change Resolution;

“Denison Shareholders” means the holders of Denison Shares;

“Denison Shares” means the common shares in the authorized share capital of Denison;

“Denison Supporting Shareholders” means those senior officers and directors of Denison who have entered into the Denison Voting Agreements;

“Denison Technical Reports” means collectively, the technical reports filed under NI 43-101 in respect of the Denison Material Projects;

“Denison Termination Payment Event” has the meaning ascribed thereto in Subsection 8.3(d);

“Denison Voting Agreements” means the voting agreements (including all amendments thereto) between Fission and the Denison Supporting Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Denison Shares in favour of the Denison Shareholder Resolutions;

“Denison Warrants” means the common share purchase warrants of Denison;

“Depositary” has the meaning ascribed thereto in the Plan of Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” has the meaning ascribed thereto in Section 5.1 of the Plan of Arrangement;

“Dissenting Shareholder” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement, which shall be no later than the Outside Date;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Eligible Shareholder” means a beneficial holder of Fission Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt under Part I of the Tax Act; (ii) a non-resident of Canada for purposes of the Tax Act whose Fission Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act; or (iii) a partnership, any member of which is described in (i) or (ii);

“Employee Plans” means, with respect to either Party, all benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices relating to any current or former director, officer or employee of that Party other than benefit plans established pursuant to statute;

“Encumbrance” means any Claim, encumbrance, Lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, option, right of pre-emption, privilege or any matter capable of registration against title or any Contract to create any of the foregoing;

“Environmental Approvals” means all permits, certificates, licenses, consents, orders, grants, instructions, registrations, directions, approvals or other authorizations issued or required by any Governmental Entity pursuant to any Environmental Law;

“Environmental Laws” means all Laws aimed at, or relating to, the reclamation or restoration of properties, protection of the environment, abatement of pollution, protection of wildlife, ensuring public safety from environmental hazards and all other Laws relating to the management processing, use, treatment, storage, disposal, discharge, transport or handling of any Hazardous Substances;

“Environmental Permits” means any Permits issued or required under any Environmental Law;

“Exchange Ratio” means 1.26 Denison Shares for each Fission Share, provided that in no event shall the number of Consideration Shares issued be greater than the Consideration Share Maximum, and if the completion of the Arrangement would require the issue of that greater number of Denison Shares, the Exchange Ratio shall be adjusted so that the total number of Consideration Shares issued does not exceed the Consideration Share Maximum;

“Final Order” means an order of the Court granted pursuant to Section 192 of the CBCA, in a form acceptable to each of the Parties, each acting reasonably, approving the Arrangement after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal, unless such appeal is withdrawn, abandoned or denied;

“Fission Annual Financial Statements” means the audited consolidated financial statements of Fission as at, and for the years ended June 30, 2014 and June 30, 2013 including the notes thereto;

“Fission Arrangement Resolution” means the special resolution of the Fission Shareholders approving the Plan of Arrangement, which is to be considered at the Fission Meeting substantially in the form of Schedule B hereto;

“Fission Board” means the board of directors of Fission as the same is constituted from time to time;

“Fission Change of Control Payments” means all obligations of Fission pursuant to severance and/or change of control payments which may become payable to any director, officer, employee, consultant, consulting company or service company as a result of the Arrangement;

“Fission Circular” means the notice of the Fission Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Fission Shareholders and other securityholders of Fission, as required, in connection with the Fission Meeting, as amended, supplemented or otherwise modified from time to time;

“Fission Disclosure Documents” means all information, disclosure, forms, reports, schedules, statements, certifications and other documents, including without limitation all press releases, forms, reports, schedules, financial statements and notes and schedules to such financial statements, management’s discussion and analysis of financial condition and operations, certifications, annual information forms, management information circulars, material change reports and other documents required to be publicly disclosed or filed by Fission with the Securities Authorities pursuant to applicable Securities Laws;

“Fission Disclosure Letter” means the disclosure letter executed by Fission and delivered to Denison prior to or concurrently with the execution of this Agreement;

“Fission Financial Advisor” means Dundee Securities Ltd.;

“Fission Financial Statements” means, collectively, the Fission Annual Financial Statements and the Fission Interim Financial Statements;

“Fission Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of Fission as at, and for the nine month period ended March 31, 2015 and March 31, 2014 including the notes thereto;

“Fission Material Property” means the Patterson Lake South Project in Saskatchewan’s Athabasca Basin in Canada;

“Fission Meeting” means the special meeting of Fission Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Fission Arrangement Resolution;

“Fission Mineral Rights” has the meaning ascribed thereto in Schedule D;

“Fission Option Plan” means the stock option plan of Fission last approved by Fission Shareholders on August 7, 2014;

“Fission Options” means, at any time, options to acquire Fission Shares granted under the Fission Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

“Fission Real Property Interests” has the meaning ascribed thereto in Schedule D;

“Fission Shareholder Approval” has the meaning ascribed thereto in Subsection 2.2(c);

“Fission Shareholders” means the holders of Fission Shares;

“Fission Shares” means common shares in the authorized share capital of Fission;

“Fission Strategic Advisor” means BMO Capital Markets;

“Fission Supporting Shareholders” means collectively all of the senior officers and directors of Fission, each of whom have entered into Fission Voting Agreements;

“Fission Technical Report” means the technical report filed under NI 43-101 in respect of the Fission Material Property;

“Fission Termination Payment Event” has the meaning ascribed thereto in Subsection 8.3(b);

“Fission Voting Agreements” means the voting agreements (including all amendments thereto) between Denison and the Fission Supporting Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Fission Shares in favour of the Fission Arrangement Resolution;

“Fission Warrants” means at any time, the common share purchase warrants to acquire Fission Shares which are at such time outstanding and unexercised;

“Governmental Entity” means (i) any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing, (ii) any self-regulatory organization or stock exchange, including the TSX and the NYSE MKT, (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, (iv) the Commissioner of Competition, and (v) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“Hazardous Substance” means any waste or other substance that is prohibited, listed, defined, designated or classified as hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environment Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material and any other material or substance that may impair the environment;

“IFRS” means International Financial Reporting Standards, as incorporated in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.2 of this Arrangement Agreement, in a form acceptable to Fission and Denison, each acting reasonably, providing for, among other things, the calling and holding of the Fission Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of Fission and Denison, each acting reasonably;

“KEPCO” means Korea Electric Power Corporation and KEPCO Canada Uranium Investment Limited Partnership;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities, necessary to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, including but not limited to (i) in relation to Fission, the approval of the TSX in respect of the Arrangement and the grant of the Interim Order and the Final Order, and (ii) in relation to Denison, the approval of the TSX for the issuance and listing of the Consideration Shares, and (iii) the Competition Act Approval;

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Letter Agreement” means the binding letter agreement dated July 6, 2015 between the Parties in respect of the transactions contemplated by this Agreement;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Material Adverse Effect” means, in respect of any Person, any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such Person and its subsidiaries, taken as a whole, other than any effect relating to or affecting, as applicable (i) the Canadian economy, political conditions (including the outbreak of war or any acts of terrorism) or securities markets in general, (ii) the uranium mining industry or nuclear power generation industry in general, (iii) any generally applicable change in applicable Laws (other than orders, judgments or decrees against such Person or any of its subsidiaries, or (iv) a change in the market trading price of that Person that is either (A) related to this Agreement and the transactions contemplated by this Agreement or the announcement thereof, or (B) primarily a result of a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (i), (ii) or (iii) above; provided, however, that the effect referred to in clause (i), (ii) or (iii) above does not primarily relate only to (or have the effect of primarily relating only to) such Person and its subsidiaries, taken as a whole, or disproportionately adversely affect such Person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which such Person and its subsidiaries operate;

“material change”, “material fact” and “misrepresentation” have the meanings ascribed thereto in the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions;

“NI 43-101” means National Instrument 43-101—Standards of Disclosure for Mineral Projects;

“No-Action Letter” means written confirmation from the Commissioner of Competition that he does not, at that time, intend to make an application under Section 92 of the Competition Act;

“Non-Defaulting Party” has the meaning ascribed thereto in Subsection 8.4;

“NYSE MKT” means the NYSE MKT LLC;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person;

“Outside Date” means October 30, 2015 or such later date as may be agreed to in writing by the Parties;

“Parties” means, as applicable, Fission, Denison and Subco and “Party” means any one of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

“Permitted Transactions” has the meaning ascribed thereto in the Letter Agreement, and such Permitted Transactions are subject to the prior written approval of Fission, which approval shall not be unreasonably withheld, conditioned or delayed;

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Fission, substantially in the form of Schedule A hereto, and any amendments or variations thereto made from time to time in accordance with this Arrangement Agreement, the Plan of Arrangement or upon the direction of the Court in the Interim Order or the Final Order with the consent of the Parties, each acting reasonably;

“Post-Effective Date Returns” has the meaning ascribed thereto in Subsection 5.2(c)(xiv);

“Representative” means, collectively, in respect of a Person, its subsidiaries and its affiliates and its and their officers, directors, employees, consultants, advisors, agents or other representatives (including financial, legal or other advisors);

“Retention Bonus Payments” means those retention bonuses payable in the amounts and to the individuals set forth in Schedule F, by Fission or Denison, as the case may be;

“Section 85 Election” has the meaning ascribed thereto in Subsection 2.17;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means all applicable securities regulatory authorities, including the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada and the TSX;

“Securities Laws” means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, U.S. Exchange Act, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX and of the NYSE MKT;

“Subco” means 9373721 Canada Inc., a wholly owned subsidiary of Denison;

“Solicited Party” has the meaning ascribed thereto in Subsection 7.2(b)(i);

“subsidiary” has the meaning ascribed thereto in the Securities Act;

“Superior Proposal” means any bona fide Acquisition Proposal made in writing by a third party or third parties acting jointly or in concert with one another, who deal at arm’s length to Fission or Denison, as the case may be, after the date hereof that, in the good faith determination of the Fission Board or the Denison Board, as applicable, after receipt of advice from its outside financial advisor and legal counsel: (i) is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available; (iii) is not subject to a due diligence or access condition; (iv) did not result from a material breach of Article 7, by the receiving Party or its representatives; (v) in the case of a transaction that involves the acquisition of common shares of a Party, is made available to all Fission Shareholders or Denison Shareholders, as the case may be, on the same terms and conditions; (vi) failure to recommend such Acquisition Proposal to the Fission Shareholders or Denison Shareholders, as the case may be, would be inconsistent with the Fission Board’s fiduciary duties or the Denison Board’s fiduciary duties; and (vii) taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to its shareholders, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Subsection 7.3).

“Superior Proposal Notice” has the meaning ascribed thereto in Subsection 7.3(a)(iv);

“Superior Proposal Notice Period” has the meaning ascribed thereto in Subsection 7.3(a)(iv);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Taxes” means (i) any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including without limitation pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, workers’ compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital, transfer, franchise, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group, and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above;

“Terminating Party” has the meaning ascribed thereto in Subsection 7.3(a);

“Termination Expense Reimbursement” has the meaning ascribed thereto in Subsection 8.4;

“Termination Payment” means an amount equal to $14,000,000;

“Transaction Personal Information” has the meaning ascribed thereto in Subsection 9.1;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“U.S. Tax Code” has the meaning ascribed thereto in Section 2.16;

1.2	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)

“this Agreement” means this Arrangement Agreement, including the recitals and Schedules hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Schedule hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)

the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Appendix hereof;

(c)

all references in this Agreement to a designated “Article”, “Section”, “Subsection” or other subdivision, recital or “Schedule” hereof are references to the designated Article, Section, Subsections or other subdivision, recital or Schedule to, this Agreement;

(d)

the division of this Agreement into Article, Sections, Subsections and other subdivisions, recitals or Schedule, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)

a reference to a statute in this Agreement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments; and

(f)	the word “including” is not limiting, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto.

1.3	Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuters and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars. All references to US$ refers to Untied States dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Fission or Denison shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of Fission required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7	Knowledge

Where any representation or warranty is expressly qualified by reference to the knowledge of Fission or Denison, as the case may be, it shall be deemed to refer to the knowledge, after making reasonable inquiries regarding the relevant matter, of: (a) in respect of Fission, Devinder Randhawa, Chief Executive Officer, Paul Charlish, Chief Financial Officer and Ross McElroy, President and Chief Operating Officer; and (b) in respect of Denison, Ron F. Hochstein, Executive Chairman, Gabriel McDonald, Chief Financial Officer and Vice-President, Finance and David Cates, President and Chief Executive Officer.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A—Plan of Arrangement

Schedule B—Fission Arrangement Resolution

Schedule C—Denison Shareholder Resolutions

Schedule D—Representations and Warranties of Fission

Schedule E—Representations and Warranties of Denison

Schedule F—Bonus Retention Payments

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement, pursuant to which (among other things) each Fission Shareholder (other than Fission Shareholders who have validly exercised Dissent Rights) shall receive the Consideration.

2.2	Interim Order

As soon as reasonably practicable, Fission shall apply to the Court in a manner and on terms acceptable to Denison, acting reasonably, pursuant to the CBCA and, in cooperation with Denison, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Fission Meeting and for the manner in which such notice is to be provided;

(b)	fix the record date for the purposes of determining the Fission Shareholders entitled to receive notice of and vote at the Fission Meeting;

(c)

that the requisite approval for the Fission Arrangement Resolution shall be at least two-thirds of the votes cast by the Fission Shareholders present in person or by proxy at the Fission Meeting plus any minority approval if so required pursuant to MI 61-101 (the “Fission Shareholder Approval”);

(d)	that, in all other respects, the terms, conditions and restrictions of the Fission constating documents, including quorum requirements and other matters, shall apply in respect of the Fission Meeting;

(e)	for the grant of Dissent Rights to the Fission Shareholders who are registered Fission Shareholders, as contemplated in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Fission Meeting may be adjourned or postponed from time to time by Fission subject to the terms of this Agreement without the need for additional approval of the Court;

(h)	that the record date for Fission Shareholders entitled to notice of and to vote at the Fission Meeting will not change in respect of any adjournment(s) of the Fission Meeting;

(i)

that the Parties intend to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares and any other securities to be issued pursuant to the Arrangement;

(j)

that each securityholder of Fission shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response within a reasonable time; and

(k)

for such other matters as Denison or Fission may reasonably require, subject to obtaining the prior consent of Fission or Denison, respectively, such consent not to be unreasonably withheld or delayed.

2.3	Fission Meeting

Subject to the terms of this Agreement:

(a)	Fission agrees to convene and conduct the Fission Meeting in accordance with the Interim Order, Fission’s articles, by-laws and applicable Law as soon as practicable.

(b)

Fission shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Fission Meeting without Denison’s prior written consent, such consent not to be unreasonably withheld or delayed, provided, however, that, if Fission provides Denison with a Superior Proposal Notice on a date that is less than seven (7) Business Days prior to the Fission Meeting, Fission may, and shall upon the request of Denison, adjourn the Fission Meeting to a date that is not less than five (5) Business Days and not more than fifteen (15) days after the date of the Superior Proposal Notice.

(c)

Fission will advise Denison from time to time as Denison may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Fission Meeting, as to the aggregate tally of the proxies received by Fission in respect of the Fission Arrangement Resolution.

(d)

Fission will promptly advise Denison of any written notice of dissent or purported exercise by any Fission Shareholder of Dissent Rights received by Fission and any withdrawal of Dissent Rights received by Fission and any written communications sent by or on behalf of Fission to any Fission Shareholder exercising or purporting to exercise Dissent Rights.

(e)	Fission will provide notice to Denison of the Fission Meeting and allow representatives of Denison to attend the Fission Meeting.

2.4	Denison Meeting

Subject to the terms of this Agreement:

(a)

Denison agrees to convene and conduct the Denison Meeting for the purpose of obtaining the Denison Shareholder Approval and approval of the other Denison Shareholder Resolutions in accordance with Denison’s articles and applicable Law as soon as reasonably practicable and, in any event no later than the date of the Fission Meeting.

(b)

Denison shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Denison Meeting without Fission’s prior written consent, such consent not to be unreasonably withheld or delayed, provided, however, that, if Denison provides Fission with a Superior Proposal Notice on a date that is less than seven (7) Business Days prior to the Denison Meeting, Denison may, and shall upon the request of Fission, adjourn the Denison Meeting to a date that is not less than five (5) Business Days and not more than fifteen (15) days after the date of the Superior Proposal Notice

(c)

Denison will advise Fission from time to time as Fission may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Denison Meeting, as to the aggregate tally of the proxies received by Denison in respect of the Denison Shareholder Resolutions.

(d)	Denison shall provide notice to Fission of the Denison Meeting and allow representatives of Fission to attend the Denison Meeting.

2.5	Fission Circular

(a)

As promptly as reasonably practicable following execution of this Agreement, but subject to Subsection 2.5(d), Fission shall (i) prepare the Fission Circular, together with any other documents required by applicable Laws, and (ii) cause the Fission Circular to be sent to Fission Shareholders and holders of Fission Options and Fission Warrants and filed in all jurisdictions where the same is required to be filed in accordance with all applicable Laws and by the Interim Order. Fission shall ensure that the Fission Circular complies in all material respects with all applicable Laws and, without limiting the generality of the foregoing, that the Fission Circular represents full, true and plain disclosure of all material facts concerning Fission and does not include any misrepresentation (other than with respect to any information relating solely to and provided by Denison) and contains sufficient detail to permit the Fission Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Fission Meeting.

(b)	Fission shall disclose in the Fission Circular:

(i)	that the Fission Board has received a fairness opinion from the Fission Financial Advisor that the Arrangement is fair, from a financial point of view, to the Fission Shareholders, other than Denison;

(ii)	the general terms of the fairness opinion from the Fission Financial Advisor and such fairness opinion shall be included in the Fission Circular as a schedule thereto;

(iii)

that the Fission Board has determined, after receiving financial and legal advice, that the Consideration per Fission Share to be received by Fission Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of Fission, and the Fission Board recommends that the Fission Shareholders vote in favour of the Fission Arrangement Resolution; and

(iv)

that each of the Fission Supporting Shareholders intend to vote all of such Person’s Fission Shares (including any Fission Shares issued upon the exercise of any securities convertible, exercisable or exchangeable into Fission Shares) in favour of the Fission Arrangement Resolution, subject to the other terms of this Agreement and the Fission Voting Agreements.

(c)

Subject to Article 7, Fission shall solicit proxies from Fission Shareholders in favour of the Fission Arrangement Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks (without Denison’s consent) to hinder or delay the Fission Arrangement Resolution and the completion of the transactions contemplated hereby, and permitting Denison to otherwise assist Fission in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Fission Arrangement Resolution.

(d)

Denison shall promptly provide to Fission all information regarding Denison, its subsidiaries and affiliates and the Denison Shares, including any pro forma financial statements prepared in accordance with IFRS and applicable Laws as required by the Interim Order and applicable Laws for inclusion (or, if permitted, for incorporation by reference) in the Fission Circular or in any amendments or supplements to such Fission Circular. Denison shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors, technical consultants and any other advisors to the use of any financial, technical or other expert information required to be included or incorporated by reference in the Fission Circular and to the identification in the Fission Circular of each such advisor. Denison shall ensure that such information represents full, true and plain disclosure of all material facts concerning the Denison Shares and covenants that no such information furnished by Denison in connection therewith or otherwise in connection with the consummation of the Arrangement will contain any misrepresentation concerning Denison.

(e)

Denison and its legal counsel shall be given a reasonable opportunity to review and comment on the Fission Circular and all such other documents and the Fission Circular and all such other documents shall be reasonably satisfactory to Denison, acting reasonably, before they are printed, or distributed to Fission Shareholders or filed with any Governmental Entity, subject to any disclosure obligations imposed on Fission by any Securities Authorities.

(f)

Each of Fission and Denison shall promptly notify the other Party if at any time before the Effective Date either becomes aware that the Fission Circular contains a misrepresentation, or otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Fission Circular as required or appropriate, and Fission shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Fission Circular to Fission Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

(g)

Fission shall keep Denison informed of any material requests or comments made by any Securities Authorities in connection with the Fission Circular and promptly provide Denison with copies of any correspondence received by Fission from, or sent by Fission to, any Securities Authorities in connection with the Fission Circular.

2.6	Denison Circular

(a)

As promptly as reasonably practicable following execution of this Agreement but subject to Subsection 2.6(d), Denison shall (i) prepare the Denison Circular, together with any other documents required by applicable Laws in connection with the Denison Shareholder Approval and the approval of the other Denison Shareholder Resolutions, and (ii) cause the Denison Circular to be sent to Denison Shareholders and filed in all jurisdictions where the same is required to be filed in accordance with all applicable Laws. Denison shall ensure that the Denison Circular complies in all material respects with all applicable Laws and, without limiting the generality of the foregoing, that the Denison Circular represents full, true and plain disclosure of all material facts concerning Denison and does not include any misrepresentation (other than with respect to any information relating solely to and provided by Fission) and contains sufficient detail to permit the Denison Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Denison Meeting.

(b)	Denison shall disclose in the Denison Circular:

(i)	that the Denison Board has received a fairness opinion from a Denison Financial Advisor that the Arrangement is fair to Denison;

(ii)	the general terms of the fairness opinion from the Denison Financial Advisor and such fairness opinion shall be included in the Denison Circular as a schedule thereto;

(iii)

that the Denison Board has determined that entering into this Agreement and, subject to the terms and conditions contained herein, completing the transactions contemplated by this Agreement is in the best interests of Denison and the Denison Board recommends that the Denison Shareholders vote in favour of the Denison Share Issuance Resolution and the other Denison Shareholder Resolutions; and

(iv)

that each of the Denison Supporting Shareholders intend to vote all of such Person’s Denison Shares (including any Denison Shares issued upon the exercise of any securities convertible, exercisable or exchangeable into Denison Shares) in favour of the Denison Shareholder Resolutions, subject to the other terms of this Agreement and the Denison Voting Agreements.

(c)

Subject to Article 7, Denison shall solicit proxies from Denison Shareholders in favour of the Denison Shareholder Resolutions and against any resolution submitted by any person that is inconsistent with, or which seeks (without Fission’s consent) to hinder or delay the Denison Shareholder Resolutions and the completion of the transactions contemplated hereby, and permitting Fission to otherwise assist Denison in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Denison Shareholder Resolutions.

(d)

Fission shall promptly provide to Denison all information regarding Fission, its affiliates and the Fission Shares as required by applicable Laws for inclusion (or, if permitted, for incorporation by reference) in the Denison Circular or in any amendments or supplements to such Denison Circular. Fission shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors, technical consultants and any other advisors to the use of any financial, technical or other expert information required to be included or incorporated by reference in the Denison Circular and to the identification in the Denison Circular of each such advisor. Fission shall ensure that such information represents full, true and plain disclosure of all material facts concerning Fission and covenants that no such information furnished by Fission in connection therewith or otherwise in connection with the consummation of the Arrangement will contain any misrepresentation concerning Fission.

(e)

Fission and its legal counsel shall be given a reasonable opportunity to review and comment on the Denison Circular and all such other documents and the Denison Circular and all such other documents shall be reasonably satisfactory to Fission, acting reasonably, before they are printed, or distributed to Denison Shareholders or filed with any Governmental Entity, subject to any disclosure obligations imposed on Denison by any Securities Authorities

(f)

Each of Fission and Denison shall promptly notify the other Party if at any time before the Effective Date either becomes aware that the Denison Circular contains a misrepresentation, or otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Denison Circular as required or appropriate, and Denison shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Denison Circular to Denison Shareholders and, if required by applicable Laws, file the same with any Governmental Entity and as otherwise required.

(g)

Denison shall keep Fission informed of any material requests or comments made by any Securities Authorities in connection with the Denison Circular and promptly provide Fission with copies of any correspondence received by Denison from, or sent by Denison to, any Securities Authorities in connection with the Denison Circular.

2.7	Final Order

If the Interim Order is obtained, the Fission Arrangement Resolution is passed at the Fission Meeting as required by applicable Law and the Denison Share Issuance Resolution is passed at the Denison Meeting as required by applicable Law, then, subject to the terms of this Agreement, Fission shall forthwith apply to the Court for the Final Order pursuant to Section 192(4)(e) of the CBCA approving the Arrangement on terms satisfactory to each of Fission and Denison.

2.8	Court Proceedings

Fission will provide Denison and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Interim Order and the Final Order, and will give reasonable consideration to all such comments. Subject to applicable Law, Fission will not file any material with the Court in connection with the Interim Order and the Final Order, or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Agreement, the Plan of Arrangement, or with Denison’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall require Denison to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Denison’s obligations set forth in any such filed or served materials or under this Agreement or the Plan of Arrangement. Fission shall also provide to Denison and to Denison’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on Fission in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Fission indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Fission will ensure that all materials filed with the Court in connection with the Interim Order and the Final Order, are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Fission will not object to legal counsel to Denison making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided, however, that Fission is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Fission will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Fission is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Denison.

2.9	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. On the second (2nd) Business Day after the satisfaction or, where permitted, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by Fission with the Director, provided, however, that the Articles of Arrangement shall not be sent to the Director, for endorsement and filing by the Director, except as contemplated hereby or with Denison’s prior written consent. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA. Each of Fission and Denison agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Subsection 8.5 of this Agreement to include such other terms determined to be necessary or desirable by Denison or Fission, as the case may be, provided, however, that the Plan of Arrangement shall not be amended in any manner which has the effect of changing the Consideration, or which is otherwise prejudicial to the Fission Shareholders, other parties to be bound by the Plan of Arrangement or the Denison Shareholders or is inconsistent with the provisions of this Agreement. The closing of the Arrangement will take place at the offices of Cassels Brock & Blackwell LLP, Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2 at 10:00 a.m. (Toronto time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.10	Payment of Consideration

Denison will, following receipt by Fission of the Final Order and prior to the filing by Fission of the Articles of Arrangement, deposit in escrow with the Depositary sufficient (a) Denison Shares to satisfy the issuance of Consideration Shares to the Fission Shareholders, and (b) funds to pay the aggregate cash component of the Consideration.

2.11	Announcements and Consultations

Denison and Fission shall consult with each other in respect to issuing any press release, preparing any presentations or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity with respect to this Agreement or the Arrangement. Each of Denison and Fission shall use commercially reasonable efforts to enable the other Party to review and comment on all such press releases, presentations, public statements and filings prior to the release or filing, respectively, thereof, and neither Denison nor Fission shall release, make or file any press release, presentation, public statements or filing without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), provided, however, that the obligations herein shall not prevent a Party from making such disclosure as is required by applicable Laws or the rules and policies of any applicable stock exchange, and the Party making such disclosure shall use all commercially reasonable efforts to enable the other Party to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. Reasonable consideration shall be given to any comments made by the other Party and its counsel.

2.12	Withholding Taxes

The Parties, the Depositary and any Person on their behalf shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any Person (including, for greater certainty and as applicable, any Fission Shareholder, any Person entitled to a Fission Change of Control Payment or Retention Bonus Payment, and any Dissenting Shareholder) such amounts as any of the Parties or the Depositary or any Person on their behalf may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. The Parties and the Depositary shall also have the right to withhold and sell, on their own account or through a broker, and on behalf of any aforementioned Person to whom a withholding obligation applies, or require such Person to irrevocably direct the sale through a broker and irrevocably direct the broker to pay the proceeds of such sale to the Parties or the Depositary, as appropriate, such number of Consideration Shares issued to such Person pursuant to the Arrangement as is necessary to produce sale proceeds (after deducting commissions payable to the broker and other costs and expenses) sufficient to fund any withholding obligations. None of the Parties or the Depositary will be liable for any loss arising out of any sale.

2.13	List of Shareholders

Subject to Section 9.1, at the reasonable request of Denison from time to time, Fission shall provide Denison with a list (in both written and electronic form) of the registered Fission Shareholders, together with their addresses and respective holdings of Fission Shares, with a list of the names and addresses and holdings of all Persons having rights issued by Fission to acquire Fission Shares and a list of non-objecting beneficial owners of Fission Shares, together with their addresses and respective holdings of Fission Shares. Fission shall from time to time furnish Denison with such additional information, including updated or additional lists of Fission Shareholders and lists of holders of Fission Options and Fission Warrants and other assistance as Denison may reasonably request.

2.14	List of Shareholders

Subject to Section 9.1, at the reasonable request of Fission from time to time, Denison shall provide Fission with a list (in both written and electronic form) of the registered Denison Shareholders, together with their addresses and respective holdings of Denison Shares, with a list of the names and addresses and holdings of all Persons having rights issued by Denison to acquire Denison Shares and a list of non-objecting beneficial owners of Denison Shares, together with their addresses and respective holdings of Denison Shares. Denison shall from time to time furnish Fission with such additional information, including updated or additional lists of Denison Shareholders and lists of holders of Denison Options and Denison Warrants and other assistance as Fission may reasonably request.

2.15	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares and other securities issued on completion to Fission Shareholders and holders of Fission Options will be issued by Denison in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)

the Court will be advised prior to the hearing required to approve the Arrangement as to the intention of the Parties to rely on the exemption to the registration requirements of the U.S. Securities Act provided under Section 3(a)(10) of the U.S. Securities Act;

(c)

based on the Parties’ understanding of the Law, before approving the Arrangement, the Court will be required to satisfy itself as to the fairness and reasonableness of the Arrangement to the Fission Shareholders and the holders of the Fission Options, subject to the Arrangement;

(d)

Fission will ensure that each Person entitled to receive Consideration Shares and other securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)

each Person entitled to receive Consideration Shares or other securities will be advised that the Consideration Shares and other securities issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Denison in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)

the Final Order approving the Arrangement that is obtained from the Court will state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Fission Shareholders and the holders of the Fission Options;

(g)

the Interim Order approving the Fission Meeting will specify that each Fission Shareholder and each holder of the Fission Options will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(h)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the U.S. Securities Act, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Denison pursuant to the Plan of Arrangement.”

2.16	United States Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the U.S. Internal Revenue Code of 1986 (the “U.S. Tax Code”) and this Agreement and the Plan of Arrangement are intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code for purposes of Sections 354 and 361 of the U.S. Tax Code. Without limitation of the foregoing, the parties hereto agree that the acquisition of Fission Shares by Denison pursuant to the Arrangement, followed by the amalgamation of Fission with Subco, having Subco designated as the surviving party of the amalgamation, is intended to constitute a single integrated transaction resulting in a reorganization described in Sections 368(1)(A) and 368(a)(2)(D) of the U.S. Tax Code and any corresponding provision of applicable state law for U.S. federal income tax purposes. Each of the parties hereto shall treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal and applicable state income tax purposes, and shall treat this Agreement and the Plan of Arrangement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and shall not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the U.S. Tax Code that such treatment is not correct. Each party hereto shall act in a manner that is consistent with the parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal and applicable state income tax purposes, and shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code. Notwithstanding the foregoing, neither party hereto makes any representation, warranty or covenant to any other party or to any Fission Shareholder, holder of Denison Shares or other holder of Fission securities or Denison securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code or as a tax-deferred reorganization for purposes of any United States state or local income tax law.

2.17	Canadian Income Tax Election

An Eligible Shareholder whose Fission Shares are exchanged for Denison Shares and cash pursuant to the Arrangement shall be entitled to make an income tax election pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing the necessary information in accordance with the procedures set out in a tax instruction letter on or before the date that is ninety (90) days after the Effective Date. Neither Fission, Denison nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within ninety (90) days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Shareholder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Denison or any successor corporation may choose to sign and return an election form received by it more than ninety (90) days following the Effective Date, but will have no obligation to do so.

2.18	Fission Options

Each Fission Option outstanding immediately prior to the Effective Time will be exchanged for an option (each, a “Denison Replacement Option”) to purchase from Denison the number of Denison Shares equal to the product of (A) the number of Fission Shares subject to the Fission Option immediately before the Effective Time, and (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Denison Share on any particular exercise of Denison Replacement Options, then the number of Denison Shares otherwise issued shall be rounded down to the nearest whole number of Denison Shares. The exercise price per Denison Share subject to any such Denison Replacement Option shall be an amount (rounded to the nearest fourth decimal place) equal to the quotient of (A) the exercise price per Fission Share under the exchanged Fission Option immediately prior to the Effective Time divided by (B) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Denison Replacement Options shall be rounded up to the nearest whole cent). It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Denison Replacement Option will be adjusted such that the In-The-Money Amount of the Denison Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Fission Option immediately before the exchange. All terms and conditions of a Denison Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Fission Option for which it was exchanged, and shall be governed by the terms of the Fission Option Plan and any document evidencing a Fission Option shall thereafter evidence and be deemed to evidence such Denison Replacement Option. All Fission Options that are held by a person who will no longer be employed or retained by Fission or Denison following the completion of the Arrangement shall become fully vested upon completion of the Arrangement and remain in full force and effect until the later of December 31, 2015 and the date upon which such Fission Options would expire or terminate in accordance with its terms and the terms of the Fission Option Plan.

2.19	Fission Warrants

Each Fission Warrant shall be adjusted in accordance with the adjustment provisions in the relevant warrant certificate or warrant indenture such that following the completion of the Arrangement, each holder of Fission Warrants shall receive, upon exercise thereof, that number of Denison Shares determined in accordance with the Exchange Ratio and the anti-dilution provisions of such Fission Warrants, in lieu of each Fission Share to which it was otherwise entitled to receive upon exercise. Upon any valid exercise of a Fission Warrant after the Effective Time, Denison shall issue the necessary number of Denison Shares.

2.20	Employees

Unless otherwise agreed among the Parties prior to the Effective Date, the employment of all employees of Fission and Denison (the “Continuing Employees”), other than those identified in Schedule 2.20 of the Fission Disclosure Letter or in Schedule 2.20 of the Denison Disclosure Letter, as the case may be, will be continued by Denison.

2.21	Certain Permitted Transactions prior to the Effective Date

(a)

If requested by Denison, Fission will, prior to the Effective Date, convey its interest in the Fission Material Property and/or any other assets, rights or properties of Fission to a newly-formed, wholly-owned subsidiary of Fission in exchange for shares of such subsidiary on a tax-free rollover basis pursuant to Section 85 of the Tax Act, and will take any and all other actions in order to give effect to and enable the completion of the Arrangement and the transactions contemplated by this Agreement on the terms and conditions contained herein. Denison will indemnify Fission for the amount of any Saskatchewan land registration fees and other reasonable expenses incurred in connection with such conveyance actually paid by Fission in respect of such transfer in the event the Arrangement is not completed.

(b)

Fission acknowledges and agrees that Denison may, subject to the prior written approval of Fission, which approval shall not be unreasonably withheld, conditioned or delayed enter into one or more Permitted Transactions.

2.22	Competition Act Filings and Submissions

Denison shall use commercially reasonable efforts to obtain the Competition Act Approval as soon as practicably possible and, following the receipt of the Competition Act Approval, keep such approvals current and in force until the Effective Date. Without limiting the generality of the foregoing:

(a)

The Parties shall cooperate in the preparation of any filing, submission, presentation, and response to requests for information from or written communications to a Governmental Entity in connection with obtaining the Competition Act Approval. Notwithstanding any requirement under this Section 2.22, any draft or final filing, submission, presentation, response or written communication that must be supplied by one Party under this Section 2.22 that such Party regards to contain confidential and competitively-sensitive information can be withheld from the other Party provided that both (i) the Party that must supply the filing, submission, presentation, response or written communication provides to such other Party a redacted version of the document removing the competitively sensitive information, and (ii) the supplying Party provides an non-redacted copy of the document that contains the competitively sensitive information to the other Party’s external legal counsel on the basis that such external legal counsel shall not be required to supply the non-redacted copy to its client.

(b)

Denison shall promptly, and in any event, no later than five (5) Business Days after the execution of this Agreement or such later date as the Parties may mutually agree in writing, submit to the Commissioner of Competition a submission assessing the competitive impact of the transaction contemplated herein and in which Denison will request that the Commissioner of Competition provide Competition Act Approval (the “Competition Act Submission”). Before submitting the Competition Act Submission to the Commissioner of Competition, Denison shall provide one or more drafts to Fission for its review and comments, which comments Denison shall consider in good faith, and Denison shall not submit the Competition Act Submission until it has been approved by Fission and, once filed, Denison shall provide a copy of the filed Competition Act Submission to Fission.

(c)

unless Denison and Fission agree that it is not necessary or advisable, Denison and Fission shall, within ten (10) Business Days after the submission of the Competition Act Submission or such later date as the Parties may mutually agree in writing, each submit to the Commissioner of Competition the prescribed filing pursuant to subsection 114(1) of the Competition Act.

(d)

Denison shall have principal responsibility for the preparation of all submissions, presentations or written communications of any nature following the Competition Act Submission required or considered appropriate by either Party in connection with obtaining Competition Act Approval (a “Competition Act Supplementary Submission”), including responding to all inquiries directed at Denison from a Governmental Entity in connection with obtaining the Competition Act Approval (other than any notice or information submitted by Fission pursuant to section 114 of the Competition Act or any inquiries directed specifically to Fission, which shall be the responsibility of Fission). Before submitting a Competition Act Supplementary Submission to a Governmental Entity, Denison shall provide one or more drafts to Fission for its review and comments, which comments Denison shall consider in good faith, and Denison shall not submit any Competition Act Supplementary Submission to a Governmental Entity until it has been approved by Fission and, once filed, Denison shall provide a copy of the filed Competition Act Supplementary Submission to Fission. Notwithstanding the foregoing, to the extent that Fission considers it appropriate to prepare a Competition Act Supplementary Submission that Denison does not agree to prepare, Fission shall have the principal responsibility to prepare such Competition Act Supplementary Submission, provided that Fission shall provide one or more drafts to Denison for its review and comments, which comments Fission shall consider in good faith, and Fission shall not submit any Competition Act Supplementary Submission to a Governmental Entity until it has been approved by Denison and, once filed, Fission shall provide a copy of the filed Competition Act Supplementary Submission to Denison.

(e)

the Parties shall promptly furnish to a Governmental Entity any additional information required or reasonably requested under the Competition Act. All such requests and inquiries shall be dealt with by the Party who was requested to provide the additional information in consultation with the other Party.

(f)	each of Denison and Fission shall:

(i)

promptly notify the other Party of written communications of any nature from a Governmental Entity in connection with obtaining the Competition Act Approval (including any written communications evidencing that the Competition Act Approval has been obtained) and provide the other Party with copies thereof; and

(ii)

not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with a Governmental Entity in connection with obtaining the Competition Act Approval unless it consults with the other Party and gives the other Party the opportunity to attend and participate thereat (except where a Governmental Entity expressly requests that the other Party should not be present at the meeting or discussion or part or parts of the meeting or discussion, or except where competitively sensitive information may be discussed, in which case every reasonable effort will be made to allow external legal counsel to participate).

(g)	each of Denison and Fission shall pay half of the filing fees associated with obtaining the Competition Act Approval.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF FISSION

3.1	Representations and Warranties of Fission

Except as set forth in the correspondingly numbered paragraph of the Fission Disclosure Letter, Fission represents and warrants to Denison as set forth in Schedule D and acknowledges and agrees that Denison is relying upon such representations and warranties in connection with the entering into of this Agreement. Any investigation by Denison or its Representatives shall not mitigate, diminish or affect the representations and warranties of Fission pursuant to this Agreement.

3.2	Survival of Representations and Warranties

The representations and warranties of Fission contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF DENISON

4.1	Representations and Warranties of Denison

Except as set forth in the correspondingly numbered paragraph of the Denison Disclosure Letter, Denison represents and warrants to Fission as set forth in Schedule E and acknowledges and agrees that Fission is relying upon such representations and warranties in connection with the entering into of this Agreement. Any investigation by Fission or its Representatives shall not mitigate, diminish or affect the representations and warranties of Denison pursuant to this Agreement.

4.2	Survival of Representations and Warranties

The representations and warranties of Denison contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1	Covenants of Fission Relating to the Arrangement

Fission shall perform all obligations required to be performed by Fission under this Agreement, co-operate with Denison in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Fission shall:

(a)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Fission which are typically applied for by an offeree and, in doing so, keep Denison reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Denison with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Denison’s outside counsel on an “external counsel” basis), in order for Denison to provide its comments thereon, which shall be given due and reasonable consideration;

(b)	defend all lawsuits or other legal, regulatory or other proceedings against Fission challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(c)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Fission to consummate the Arrangement or the other transactions contemplated by this Agreement;

(d)

until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, subject to applicable Law, make available and cause to be made available to Denison, and its Representatives, information reasonably requested by Denison for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Denison and Fission following the Effective Date and confirming the representations and warranties of Fission set out in this Agreement;

(e)	not pay an amount exceeding the amount specified in the Letter Agreement to the Fission Financial Advisor and the Fission Strategic Advisor in connection with the Arrangement; and

(f)

use commercially reasonable efforts to cause each of its employees to enter into new employment agreements with Denison Energy Corp. on the basis set out in Schedule F to take effect on the Effective Date.

5.2	Covenants of Fission Relating to the Conduct of Business

Fission covenants and agrees that at all times prior to the Effective Time, except as disclosed in the Fission Disclosure Letter or unless Denison shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, it shall:

(a)	conduct its business and affairs and maintain its properties and facilities in, and not take any action except in, the usual, ordinary and regular course of business consistent with past practice;

(b)

use commercially reasonable efforts to preserve intact its present business organization, assets (including intellectual property) and goodwill, maintain its real property interests (including title to, and leasehold interests in respect of, any real property) in good standing, keep available the services of its officers and employees as a group and preserve the current material relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it;

(c)	not:

(i)

issue, sell, pledge, lease, dispose of or encumber, or agree to issue, sell, pledge, lease, dispose of or encumber, any Fission Shares or any securities convertible into Fission Shares (other than pursuant to the exercise, in accordance with their respective terms, of outstanding Fission Options or Fission Warrants) or except as provided for in this Agreement, amend, extend or terminate, or agree to amend, extend or terminate, any of the terms of, or agreements governing, any of the outstanding Fission Options or Fission Warrants;

(ii)

amend or propose to amend its articles or by-laws or other constating documents; or, except as contemplated by this Agreement, split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of the Fission Shares or undertake or propose to undertake any other capital reorganization or change in Fission Shares, any other of its securities or its share capital;

(iii)

declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Fission Shares, redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Fission, adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Fission, or enter into any agreement with respect to the foregoing;

(iv)	sell, pledge, lease, dispose of or encumber any assets, rights or properties, except in the ordinary course of business consistent with past practice;

(v)

acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form, or agree to incorporate or form, any company, partnership or other business organization or make or agree to make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other person, company, partnership or other business organization;

(vi)	except as contemplated by this Agreement, pursue any corporate acquisition, merger or make any other material change to its business or affairs;

(vii)	enter into or agree to the terms of any joint venture or similar agreement, arrangement or relationship;

(viii)

incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligation of any other Person for borrowed money or make any loans, capital contribution, investments or advances;

(ix)

pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Fission’s Financial Statements or incurred in the ordinary course of business consistent with past practice;

(x)

waive, release, grant or transfer any rights of value or modify or change in any material respect any existing Contract, Permit or other material document, without first advising Denison and obtaining Denison’s consent and direction, acting reasonably, as to any action to be taken in that regard, and forthwith taking any action directed by Denison, acting reasonably;

(xi)

enter into or modify any employment, consulting, severance, or similar agreements or arrangements with, or grant any bonuses, salary or fee increases, severance or termination pay to, any officers or directors or, in the case of employees or consultants who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary or fee increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date of this Agreement provided, however, that (A) it is acknowledged and agreed that Fission may take such action as may be required in order to ensure that: (a) any Fission Options held by a person who will no longer be an officer or a director of or employed or retained by Fission or Denison following completion of the Arrangement shall become fully vested upon completion of the Arrangement and remain in full force and effect until the later of December 31, 2015 and the date upon which such Fission Options would expire or terminate in accordance with the Fission Option Plan, notwithstanding that the holder is no longer an officer, director, consultant or employee of Fission or Denison and (b) those officers, employees and consultants of Fission set forth in Schedule F will be offered the Retention Bonus Payments to be paid in the manner and subject to the conditions set forth in Schedule F; (B) Fission may amend the employment agreement with Paul Charlish dated October 3, 2014 solely to extend the time at which he may terminate his employment agreement on the basis that he has been “constructively dismissed” (as defined in such employment agreement) as a consequence of the Arrangement and related management restructuring from within thirty (30) days to ninety (90) days of the “constructive dismissal”, (C) Fission may amend the employment agreements with each of Devinder Randhawa and Ross McElroy dated July 5, 2013, as amended October 3, 2014 and with Paul Charlish dated October 3, 2014, solely to provided for payment of an annual bonus amount as set forth in the Fission Disclosure Letter, (D) Fission may deliver releases to each of the directors and officers of Fission who will no longer continue as directors or officers of Fission following completion of the Arrangement, and (E) it is acknowledged and agreed that Fission will abide by the terms and conditions of any employment agreements and consulting agreements in respect of any person who will no longer be employed or retained by Fission, as the case may be, after the Arrangement, including with respect to the payments of any severance amounts or change of control payments, if applicable;

(xii)	enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(xiii)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(xiv)

fail to file any Tax Return by required to be filed by it on or before the Effective Date (“Post-Effective Date Returns”), fail to fully and timely pay all Taxes due and payable in respect of such Post-Effective Date Returns, properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by it for which no Post-Effective Date Return is due prior to the Effective Date in a manner consistent with past practice, promptly notify Denison of any material income or franchise and any other suit, claim, action, investigation, proceeding or audit (collectively, “Actions”) pending or threatened against or with respect to Fission in respect of any Tax matter, change any method of Tax accounting, make or change any Tax election, file any materially amended Tax Returns, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment, or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund; or

(xv)	take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in this Agreement.

(d)

Subject to Section 7.5, Fission shall use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse before October 31, 2015, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(e)	Fission shall promptly notify Denison in writing of any circumstances or development that, to the knowledge of Fission, is or could reasonably be expected to constitute a Material Adverse Effect.

(f)	Fission shall not authorize or propose, or enter into or modify any Contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.2.

5.3	Covenants of Denison Relating to the Arrangement

Denison shall, and shall cause its subsidiaries to perform all obligations required to be performed by Denison or any of its subsidiaries under this Agreement, co-operate with Fission in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Denison shall and, where appropriate, shall cause its subsidiaries to:

(a)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Denison which are typically applied for by an offeror and, in doing so, keep Fission reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Fission with copies of all related applications and notifications, in draft form in order for Fission to provide its comments thereon, which shall be given due and reasonable consideration;

(b)

subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(c)

take all necessary steps to ensure that, with effect as and from the Effective Time, the Denison Board shall be reconstituted to consist of ten (10) directors, including one nominee by KEPCO, Catherine Stefan, Ron Hochstein, Lukas Lundin (non-Executive Chairman), Brian Edgar, Devinder Randhawa, Ross E. McElroy, Frank Estergaard, William Marsh and Jeremy Ross;

(d)

take all necessary steps to ensure that immediately following the Effective Time, Devinder Randhawa is appointed Chief Executive Officer, Ross E. McElroy is appointed as President and Chief Operating Officer and David Cates is appointed as Chief Financial Officer;

(e)	defend all lawsuits or other legal, regulatory or other proceedings against Denison challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(f)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Denison to consummate the Arrangement or the other transactions contemplated by this Agreement;

(g)

until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, subject to applicable Law, make available and cause to be made available to Fission, and its Representatives, information reasonably requested by Fission for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Denison and Fission following the Effective Date and confirming the representations and warranties of Denison set out in this Agreement;

(h)

use its commercially reasonable efforts to obtain prior to or concurrently with the execution of this Agreement, signed copies of the Denison Voting Agreements from the Denison Supporting Shareholders;

(i)	not pay an amount exceeding the amount specified in the Letter Agreement to the Denison Financial Advisors in connection with the Arrangement; and

(j)

make joint elections with Eligible Shareholders in respect of the disposition of their Fission Shares pursuant to section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Shareholder in his or her sole discretion within the limits set out in the Tax Act.

5.4	Covenants of Denison Relating to the Conduct of Business

Denison covenants and agrees that at all times prior to the Effective Time, except as disclosed in the Denison Disclosure Letter or unless Fission shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)	conduct its business and affairs and maintain its properties and facilities in, and not take any action except in, the usual, ordinary and regular course of business consistent with past practice;

(b)

use commercially reasonable efforts to preserve intact its present business organization, assets (including intellectual property) and goodwill, maintain its real property interests (including title to, and leasehold interests in respect of, any real property) in good standing, keep available the services of its officers and employees as a group and preserve the current material relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it;

(c)	not:

(i)

issue, sell, pledge, lease, dispose of or encumber, or agree to issue, sell, pledge, lease, dispose of or encumber, any Denison Shares or any securities convertible into Denison Shares (other than pursuant to the exercise, in accordance with their respective terms, of outstanding options, warrants or other convertible securities) or except as provided for in this Agreement, amend, extend or terminate, or agree to amend, extend or terminate, any of the terms of, or agreements governing, any of the outstanding options, warrants; or other convertible securities;

(ii)

amend or propose to amend its articles or by-laws or other constating documents; or, except as contemplated by this Agreement, split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of the Denison Shares or undertake or propose to undertake any other capital reorganization or change in Denison Shares, any other of its securities or its share capital;

(iii)

declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Denison Shares, redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Denison, adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Denison, or enter into any agreement with respect to the foregoing;

(iv)	except for the Permitted Transactions, sell, pledge, lease, dispose of or encumber any assets, rights or properties, except in the ordinary course of business consistent with past practice;

(v)

acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form, or agree to incorporate or form, any company, partnership or other business organization or make or agree to make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other person, company, partnership or other business organization;

(vi)	except for the Permitted Transactions and except as contemplated by this Agreement, pursue any corporate acquisition, merger or make any other material change to its business or affairs;

(vii)	enter into or agree to the terms of any joint venture or similar agreement, arrangement or relationship;

(viii)

except for the Permitted Transactions, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligation of any other Person for borrowed money;

(ix)

pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Denison’s Financial Statements or incurred in the ordinary course of business consistent with past practice;

(x)

except for the Permitted Transactions, waive, release, grant or transfer any rights of value or modify or change in any material respect any existing Contract, Permit or other material document, without first advising Fission and obtaining Fission’s consent and direction, acting reasonably, as to any action to be taken in that regard, and forthwith taking any action directed by Fission, acting reasonably;

(xi)

enter into or modify any employment, consulting, severance, or similar agreements or arrangements with, or grant any bonuses, salary or fee increases, severance or termination pay to, any officers or directors or, in the case of employees or consultants who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary or fee increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date of this Agreement provided, however, that (A) it is acknowledged and agreed that Denison may take such action as may be required in order to ensure that: (x) any Denison Options held by a person who will no longer be an officer or director of or employed or retained by Denison following completion of the Arrangement shall become fully vested upon completion of the Arrangement and remain in full force and effect until the later of December 31, 2015 and the date upon which such Denison Options would expire or terminate in accordance with the Denison Option Plan, notwithstanding that the holder is no longer an officer, director, consultant or employee of Denison, and (y) those officers, employees and consultants of Denison identified on Schedule F will be offered the Retention Bonus Payments to be paid in the manner and subject to the conditions set forth in Schedule F; (B) Denison may amend the employment agreement with David Cates dated March 23, 2015 solely to extend the time at which he may terminate the employment agreement for “Good Reason” (as defined in such employment agreement) as a consequence of the management restructuring associated with the Arrangement from within thirty (30) days to ninety (90) days of the event constituting “Good Reason”, (C) it is acknowledged and agreed that Denison may implement success bonuses or other compensatory arrangements with employees in connection with the Permitted Transactions; (D) Denison may deliver releases to each of the directors and officers of Denison who will no longer continue as directors or officers of Denison following completion of the Arrangement, and (E) it is acknowledged and agreed that Denison will abide by the terms and conditions of any employment agreements and consulting agreements in respect of any person who will no longer be employed or retained by Denison after the Arrangement, including with respect to the payments of any severance amounts or change of control payments, if applicable;

(xii)	enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(xiii)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(xiv)

fail to file any Post-Effective Date Return, fail to fully and timely pay all Taxes due and payable in respect of such Post-Effective Date Returns, properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by it for which no Post-Effective Date Return is due prior to the Effective Date in a manner consistent with past practice, promptly notify Fission of any Actions pending or threatened against or with respect to Denison in respect of any Tax matter, change any method of Tax accounting, make or change any Tax election, file any materially amended Tax Returns, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment, or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund; or

(xv)	take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in this Agreement.

(d)	Denison shall promptly notify Fission in writing of any circumstances or development that, to the knowledge of Denison, is or could reasonably be expected to constitute a Material Adverse Effect; and

(e)

Denison shall not authorize or propose, or enter into or modify any material Contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.4.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual written consent of the Parties:

(a)	the Fission Shareholder Approval shall have been obtained at the Fission Meeting in accordance with the Interim Order;

(b)	the Denison Shareholder Approval shall have been obtained at the Denison Meeting;

(c)

each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Fission or Denison, acting reasonably, on appeal or otherwise;

(d)

there shall have been no action taken under any applicable Law or by any Governmental Entity which make it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement;

(e)	the Key Regulatory Approvals shall have been obtained;

(f)

the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102);

(g)

the Consideration Shares and the Denison Replacement Options shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof based on the Court’s approval of the Arrangement; provided however, that Fission shall not be entitled to rely on the provisions of this Subsection 6.1(h) in failing to complete the transactions contemplated by this Agreement in the event that Fission fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemptions, that Denison will rely on the foregoing exemption based on the Court’s Approval of the Arrangement, and

(h)	this Agreement shall not have been terminated in accordance with its terms.

6.2	Additional Conditions Precedent in Favour of Denison

The obligation of Denison to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Denison and may be waived by Denison):

(a)

all covenants of Fission under this Agreement to be performed on or before the Effective Time which have not been waived by Denison shall have been duly performed by Fission in all material respects and Denison shall have received a certificate of Fission addressed to Denison and dated the Effective Date, signed on behalf of Fission by two of its senior executive officers (on Fission’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

the representations and warranties of Fission set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect, provided however that it is understood and agreed that the representations and warranties set out in paragraphs (a), (i), (q) and (x) of Schedule D must be true and correct in all respects when made on and as of the Effective Date, and Denison shall have received a certificate of Fission addressed to Denison and dated the Effective Date, signed on behalf of Fission by two senior executive officers of Fission (on Fission’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)

there shall not have occurred a Material Adverse Effect that has not been publicly disclosed by Fission prior to the date hereof or disclosed to Denison in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred a Material Adverse Effect, and Denison shall have received a certificate signed on behalf of Fission by two senior executive officers of Fission (on Fission’s behalf and without personal liability) to such effect;

(d)

there shall be no suit, action or proceeding by any Governmental Entity or any other Person that has resulted in an imposition of material limitations on the ability of Denison to acquire or hold, or exercise full rights of ownership of, any Fission Shares;

(e)

Denison shall have received all of the Fission Voting Agreements executed by the Fission Supporting Shareholders and all covenants of the Fission Supporting Shareholders under the Fission Voting Agreement to be performed on or before the Effective Time which have not been waived by Denison shall have been duly performed by the parties thereto (other than Denison) in all material respects;

(f)

there shall have been no cash distributions, material compensation adjustments or any grant of equity interests from the date of this Agreement to the Effective Time, except as permitted by this Agreement; and

(g)	holders of no more than five percent (5%) of the Fission Shares shall have exercised, and at the date of the Fission Meeting, have not withdrawn, Dissent Rights.

The foregoing conditions will be for the sole benefit of Denison and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent in Favour of Fission

The obligation of Fission to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Fission and may be waived by Fission):

(a)

all covenants of Denison under this Agreement to be performed on or before the Effective Time which have not been waived by Fission shall have been duly performed by Denison in all material respects and Fission shall have received a certificate of Denison addressed to Fission and dated the Effective Date, signed on behalf of Denison by two of its senior executive officers (on Denison’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

the representations and warranties of Denison set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect, provided however that it is understood and agreed that the representations and warranties set out in paragraphs (a), (h), (q) and (x) of Schedule E must be true and correct in all respects when made on and as of the Effective Date, and Fission shall have received a certificate of Denison addressed to Fission and dated the Effective Date, signed on behalf of Denison by two senior executive officers of Denison (on Denison’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)

there shall not have occurred a Material Adverse Effect that has not been publicly disclosed by Denison prior to the date hereof or disclosed to Fission in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred a Material Adverse Effect, and Fission shall have received a certificate signed on behalf of Denison by two senior executive officers of Denison (on Denison’s behalf and without personal liability) to such effect;

(d)

Fission shall have received from Denison satisfactory evidence of the conditional approval for listing of the Consideration Shares from the TSX, subject only to customary listing conditions of the TSX;

(e)	Denison shall have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Consideration contemplated thereby;

(f)

each of the directors and officers of Denison, who are not continuing on as directors or officers following the completion of the Arrangement, shall have provided their resignations (in the case of directors, in a manner that allows for the orderly replacement of directors), effective at the Effective Time, each in form and substance and on such terms as are satisfactory to Fission, acting reasonably;

(g)

Fission shall have received from Denison certified copies of resolutions passed by the Denison Board approving the appointment of the reconstituted Denison Board and management team as set forth in Section 5.3(c) and (d), effective at the Effective Time, in form and substance satisfactory to Fission, acting reasonably;

(h)

Fission shall have received all of the Denison Voting Agreements executed by the Denison Supporting Shareholders and all covenants of the Denison Supporting Shareholders under the Denison Voting Agreement to be performed on or before the Effective Time which have not been waived by Fission shall have been duly performed by the parties thereto (other than Fission) in all material respects; and

(i)

there shall have been no cash distributions, material compensation adjustments or any grant of equity interests from the date of this Agreement to the Effective Time, except as provided in this Agreement.

The foregoing conditions will be for the sole benefit of Fission and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

Other than as set forth in this section, the conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

ARTICLE 7

ADDITIONAL COVENANTS

7.1	Covenant Regarding Non-Solicitation

Each Party shall, and shall direct and cause its respective Representatives and its subsidiaries and their Representatives to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by such Party, and each Party shall request the return of information regarding such Party and its respective subsidiaries previously provided to such parties and shall request the destruction of all materials including or incorporating any confidential information regarding such Party and its subsidiaries. Each Party agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Each Party further agrees not to release any third party from any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound (it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Arrangement or the entry into this Agreement shall not be a violation of this Section 7.1.

7.2	Covenant Regarding Acquisition Proposal

(a)

Subject to Section 7.3 or unless expressly permitted pursuant to this Section 7.2, each Party agrees that it shall not, and shall not authorize or permit any of its Representatives, directly or indirectly, to:

(i)

make, solicit, initiate, entertain, encourage, promote or facilitate, (including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(ii)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal, provided however that a Party may communicate and participate in discussions with a third party for the purpose of (A) clarifying the terms of any proposal in order to determine if it may reasonably be expected to result in a Superior Proposal; and (B) advising such third party that an Acquisition Proposal does not constitute a Superior Proposal and cannot reasonably be expected to result in a Superior Proposal;

(iii)

remain neutral with respect to, or agree to, approve or recommend any, Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five (5) Business Days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this Subsection 7.2(a)(iii);

(iv)

withdraw, modify, qualify or change in a manner adverse to any other Party, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to the other Party, the approval, recommendation or declaration of advisability of its Board or any committee thereof of this Agreement or the Arrangement (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of its Board of this Agreement or the Arrangement within five (5) Business Days after an Acquisition Proposal relating to such Party has been publicly announced shall be considered to be an adverse modification;

(v)

enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person in the event that the Arrangement is completed or in the event that it completes any other transaction with the other Party or with an affiliate of the other Party that is agreed to prior to any termination of this Agreement; or

(vi)	make any public announcement or take any other action inconsistent with the recommendation of its Board to approve the Arrangement.

(b)	Notwithstanding anything contained in this Section 7.2 and any other provisions of this Agreement:

(i)

the Board of a Party (in this Section, the “Solicited Party”) may consider, participate in any discussions or negotiations with and provide information to, any Person who has delivered a written Acquisition Proposal which was not solicited or encouraged by the Solicited Party after the date of this Agreement and did not otherwise result from a breach of this Section 7.2 by the Solicited Party and that its Board determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal may reasonably be expected to lead to a Superior Proposal; provided, however, that prior to taking any such action the Board of the Solicited Party determines in good faith, after consultation with outside counsel that it is necessary to take such action in order to discharge properly its fiduciary duties, and if the Solicited Party provides confidential non-public information to such Person, the Solicited Party obtains a confidentiality and standstill agreement from the Person making such Acquisition Proposal that is substantively the same as the Confidentiality Agreement, and otherwise on terms no more favourable to such Person than the Confidentiality Agreement, including a standstill provision at least as stringent as contained in the Confidentiality Agreement, provided, however that such confidentiality agreement shall not preclude such Person from making a Superior Proposal and such agreement shall not restrict or prohibit the Solicited Party from disclosing to the other Party any details concerning the Acquisition Proposal or any Superior Proposal made by such Person. The Solicited Party shall be permitted to provide such Person with access to information regarding the Solicited Party; provided that the Solicited Party sends a copy of any such confidentiality agreement to the other Party promptly upon its execution and the other Party is provided with a list of the information provided to such Person and is promptly provided with access to the same information to which such Person was provided.

(ii)

Nothing in this Agreement shall prohibit the Board of a Party from making a Change in Recommendation or from making any disclosure to any of its securityholders prior to the Effective Time if, in the good faith judgment of such Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under applicable Securities Laws); provided that:

A.	no Change in Recommendation may be made in relation to an Acquisition Proposal unless a Party complies with Section 7.3.

B.	subject to paragraph (i) above, prior to making a Change in Recommendation, a Party shall give to the other Party not less than 48 hours’ notice of its intention to make such Change in Recommendation;

C.

where, having first given notice of its intention to do so pursuant to paragraphs (i) or (ii) above, the Board of a Party makes a Change in Recommendation and the other Party does not exercise its right of termination prior to the relevant shareholders Meeting, the Party shall hold its Meeting on the date for which such meeting is scheduled (subject to adjournment in accordance with this Agreement);

(c)

Each Party shall promptly (and in any event within 24 hours) notify the other Party, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal or any request for non-public information relating to such Party or any of its subsidiaries. Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the Person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as the other Party may reasonably request. Each Party shall keep the other Party fully informed on a prompt basis of the status, including any change to the material terms, of any such proposal, inquiry or offer.

(d)

Each Party shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors, employees and any financial advisors or other advisors or Representatives retained by it are aware of the provisions of this Section 7.2, and it shall be responsible for any breach of this Section 7.2 by such officers, directors, financial advisors or other advisors or Representatives.

7.3	Right to Accept a Superior Proposal

(a)

If a Party has complied with Section 7.2 of this Agreement with respect thereto, such Party (the “Terminating Party”) may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Section 7.3) received prior to the date of approval of the Arrangement and the transactions contemplated by this Agreement by such Party’s shareholders and terminate this Agreement if, and only if:

(i)	the Terminating Party has provided the other Party with a copy of the Superior Proposal document;

(ii)	the Terminating Party has provided the other Party with the information regarding such Superior Proposal required under Subsection 7.2(c);

(iii)

the Board of Directors of the Terminating Party has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Board of Directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Agreement and to approve or recommend such Superior Proposal; and

(iv)

five (5) Business Days (the “Superior Proposal Notice Period”) shall have elapsed from the later of (A) the date the other Party received written notice (a “Superior Proposal Notice”) advising it that the Terminating Party’s Board of Directors has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to this Section 7.3, and (B) the date such Party received a copy of such Superior Proposal document.

In the event that the Terminating Party provides the other Party with a Superior Proposal Notice on a date that is less than seven (7) Business Days prior to its meeting of shareholders the Terminating Party shall, at the request of the other Party, adjourn such meeting to a date that is not less than five (5) Business Days and not more than fifteen (15) days after the date of the Superior Proposal Notice. If the circular has been sent to shareholders of the Terminating Party prior to the expiry of the Superior Proposal Notice Period and, during such period, the other Party requests in writing that the special meeting of the Terminating Party shareholders proceed, unless otherwise ordered by a court, the Terminating Party shall continue to take all reasonable steps necessary to hold its special meeting and to cause the Arrangement and the transactions contemplated by this Agreement to be voted on at such meeting:

(b)

During the Superior Proposal Notice Period, the Terminating Party agrees that the other Party shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement. The Board of Directors of the Terminating Party will review any written proposal to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by the Terminating Party, result in such Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of the Terminating Party so determines, the Terminating Party will enter into an amended agreement with the other Party reflecting the amended proposal. If the Board of Directors of the Terminating Party does not so determine, the Terminating Party may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with the Termination Payment provisions in Section 8.3 hereof.

(c)

Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Subsection 7.3(a)(iv) and will initiate an additional five (5) Business Day notice period

7.4	Access to Information; Confidentiality; Transition

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts: (a) each of Denison and Fission shall, and shall cause their subsidiaries and their respective Representatives, as the case may be, to afford to the other Party and to Representatives of the other Party full access during normal business hours upon reasonable notice, to all properties, information and records relating to the other Party, including but not limited to, all related facilities, buildings, equipment, assets, drill cores, assay results, maps and diagram, books, contracts, financial statements, forecasts, financial projections, studies, records, operating Permits and any other documentation (whether in writing or stored in computerized, electronic, disk ,tape, microfilm or any other form) or materials of any nature whatsoever, and Denison and Fission acknowledge and agree that information furnished pursuant to this Section 7.4 shall be subject to the terms and conditions of the Confidentiality Agreement; (b), each of Denison and Fission shall promptly notify the other Party of any significant developments or material changes relating to its business, operations, assets or prospects, promptly after becoming aware of any such development or change, and (c) each of Denison and Fission shall, and shall cause their subsidiaries and their respective Representatives, as the case may be, to work cooperatively and in good faith to ensure an orderly transition following the Effective Time, including with respect to transitional planning, transitional services, and the retention of personnel (and any related arrangements thereto).

7.5	Insurance and Indemnification

(a)

Prior to the Effective Date, Denison shall, or shall cause Fission to, purchase customary “run-off” policies of directors’ and officers’ liability insurance providing protection for those directors and officers of Denison and Fission who are resigning as of the Effective Date no less favourable in the aggregate to the protection provided by the policies maintained by Denison and Fission which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Denison and Fission will maintain such “run-off” policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date.

(b)

Denison and Fission agree that they will honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Denison and Fission and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

(c)

The provisions of this Section 7.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs, executors, administrators and other legal representatives and, for such purpose, Fission (including any surviving corporation or entity) hereby confirms that it is acting as agent and trustee on their behalf.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

(a)	This Agreement may be terminated:

(i)	at any time prior to the Effective Time by mutual written agreement of Fission and Denison;

(ii)	by either Fission or Denison, if:

A.

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Subsection 8.2(a)(ii)A shall not be available to any Party whose failure to fulfil any of its obligations or breach any of its covenants, representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date; provided however, that if completion of the Arrangement is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) Denison or Fission not having obtained any regulatory waiver, consent or approval (including the Key Regulatory Approvals) which is necessary to permit the completion of the Arrangement, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, neither Party shall be entitled to terminate this Agreement pursuant to this Subsection 8.2(a)(ii)A until the earlier of November 30, 2015 and the fifth (5th) Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

B.

after the date hereof, any Governmental Entity shall have issued an order, decree or ruling or there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or otherwise restrains, enjoins or prohibits Fission or Denison from consummating the Arrangement (unless such order, decree, ruling or applicable Law has been withdraw, reversed or otherwise made inapplicable) and such order, decree, ruling or applicable Law or enjoinment shall have become final and non-appealable;

C.	Fission Shareholder Approval shall not have been obtained at the Fission Meeting in accordance with applicable Laws and the Interim Order; or

D.	Denison Shareholder Approval shall not have been obtained at the Denison Meeting in accordance with applicable Laws.

(iii)	by Denison, if:

A.

prior to the Effective Time (1) the Fission Board shall have made a Change in Recommendation, (2) the Fission Board shall have approved or recommended an Acquisition Proposal, or (3) Fission shall have entered into a definitive agreement with respect to a Superior Proposal;

B.

prior to the Effective Time Fission is in default of any material covenant or obligation or in breach of any representation or warranty, in any material respect under this Agreement, except for such inaccuracies in the representations and warranties, which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect or materially delay or prevent the consummation of the transactions contemplated herein) and provided that Denison shall be required to deliver written notice to Fission specifying in reasonable detail all defaults or breaches of covenants, representations and warranties or other matters which Denison is asserting as the basis for the right of termination and shall be entitled to terminate this Agreement pursuant to this Subsection 8.2(a)(iii)B only if such default or breach shall not have been cured by the close of business on the third (3rd) Business Day after the delivery of such notice; or

C.

at any time prior to receipt of the Denison Shareholder Approval, it wishes to enter into a definitive written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2), subject to compliance with Section 7.3 and provided, however, that no termination under this Subsection 8.2(a)(iii)C shall be effective unless and until Denison shall have paid to Fission the Termination Payment.

(iv)	by Fission, if

A.

prior to the Effective Time (1) the Denison Board shall have made a Change in Recommendation, (2) the Denison Board shall have approved or recommended an Acquisition Proposal, or (3) Denison shall have entered into a definitive agreement with respect to a Superior Proposal;

B.

prior to the Effective Time Denison is in default of any material covenant or obligation or in breach of any representation or warranty, in any material respect under this Agreement, except for such inaccuracies in the representations and warranties, which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect or materially delay or prevent the consummation of the transactions contemplated herein) and provided that Fission shall be required to deliver written notice to Denison specifying in reasonable detail all defaults or breaches of covenants, representations and warranties or other matters which Fission is asserting as the basis for the right of termination and shall be entitled to terminate this Agreement pursuant to this Subsection 8.2(a)(iv)B only if such default or breach shall not have been cured by the close of business on the third (3rd) Business Day after the delivery of such notice; or

C.

at any time prior to receipt of the Fission Shareholder Approval, it wishes to enter into a definitive written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2), subject to compliance with Section 7.3 and provided, however, that no termination under this Subsection 8.2(a)(iv)C shall be effective unless and until Fission shall have paid to Denison the Termination Payment.

(b)

The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Subsection 8.2(a)(i)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)

If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of Subsections 2.5(d) and 2.6(d), Section 7.5, this Subsection 8.2(c) and Sections 8.3, 9.1, 9.3, 9.4, 9.6, 9.7 and 9.8 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any termination hereof pursuant to Subsection 8.2(a) in accordance with their respective terms thereof.

8.3	Expenses and Termination Payments

(a)

Except as otherwise provided herein, the Parties agree that all costs and expenses of the Parties relating to the Arrangement and the transactions contemplated in this Agreement, including legal fees, accounting fees, financial advisory fees, strategic advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses. Each Party represents to the other that with the exception of (i) the respective strategic advisors and financial advisors and their Affiliates, the fees and expenses of which shall be the responsibility of the relevant Party (and are subject to the limitation on the aggregate amount thereof set forth in this Agreement) and (ii) the reasonable and customary fees payable to the Board of a Party for any meetings held by them in connection with the consideration of the Arrangement and the transactions contemplated herein or fees payable to the members of any independent committee of a Board of a Party formed for the purpose of considering the Arrangement and the transactions contemplated herein, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement or the transactions contemplated herein except pursuant to existing consulting arrangements that were not entered into in contemplation of the Arrangements or the transactions contemplated herein.

(b)	A Termination Payment shall be payable by Fission to Denison in the event that the Agreement is terminated in the following circumstances (each being a “Fission Termination Payment Event”):

(i)	By Denison pursuant to Subsection 8.2(a)(iii)A or by Fission pursuant to Subsection 8.2(a)(iv)C;

(ii)

By either party pursuant to Subsection 8.2(a)(ii)C, but only if prior to such Fission Meeting, a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to Fission, has been publicly announced and not withdrawn and within 6 months of the date of such termination, the Person who made such Acquisition Proposal or an affiliate of such Person

A.	directly or indirectly acquires Fission by takeover bid, arrangement, business combination or otherwise;

B.

directly or indirectly acquires the assets of Fission or one or more of its subsidiaries that: (1) constitute more than 50% of the consolidated assets of Fission; (2) generate more than 50% of the consolidated revenue of Fission; or (3) generate more than 50% of the consolidated operating income of Fission;

C.	directly or indirectly acquires more than 50% of the voting or equity securities of Fission; or

D.

Fission enters into a definitive agreement in respect of or Fission’s Board approves or recommends a transaction contemplated by (A), (B) or (C) above with the Person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter.

(c)

If a Fission Termination Payment Event occurs, Fission shall pay the Termination Payment to Denison as liquidated damages in consideration of Denison’s rights under this Agreement by wire transfer of immediately available funds, as follows:

(i)	if the Termination Payment is payable pursuant to Subsection 8.3(b)(i), the Termination Payment shall be payable within two (2) Business Days following such termination;

(ii)	If the Termination Payment is payable pursuant to Subsection 8.3(b)(ii), the Termination Payment shall be payable concurrently upon the earlier of the events referred to in clause (D).

(d)	A Termination Payment shall be payable by Denison to Fission in the event that the Agreement is terminated in the following circumstances (each being a “Denison Termination Payment Event”):

(i)	By Fission pursuant to Subsection 8.2(a)(iv)A or by Denison pursuant to Subsection 8.2(a)(iii)C;

(ii)

By either party pursuant to Subsection 8.2(a)(ii)D, but only if prior to such Denison Meeting, a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to Denison, has been publicly announced and not withdrawn and within 6 months of the date of such termination, the Person who made such Acquisition Proposal or an affiliate of such Person:

A.	directly or indirectly acquires Denison by takeover bid, arrangement, business combination or otherwise;

B.

directly or indirectly acquires the assets of Denison or one or more of its subsidiaries that: (1) constitute more than 50% of the consolidated assets of Denison; (2) generate more than 50% of the consolidated revenue of Denison; or (3) generate more than 50% of the consolidated operating income of Denison;

C.	directly or indirectly acquires more than 50% of the voting or equity securities of Denison; or

D.

Denison and/or one or more of its subsidiaries enters into a definitive agreement in respect of or Denison’s Board approves or recommends a transaction contemplated by (A), (B) or (C) above, excluding a Permitted Transaction, with the Person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter.

(e)

If a Denison Termination Payment Event occurs, Denison shall pay the Termination Payment to Fission as liquidated damages in consideration of Fission’s rights under this Agreement by wire transfer of immediately available funds, as follows:

(i)	if the Termination Payment is payable pursuant to Subsection 8.3(d)(i), the Termination Payment shall be payable within two (2) Business Days following such termination;

(ii)	If the Termination Payment is payable pursuant to Subsection 8.3(d)(ii), the Termination Payment shall be payable concurrently upon the earlier of the events referred to in clause (D).

(f)

Each of the Parties hereby acknowledges that the Termination Payment to which they may become entitled to as a non-terminating Party is a payment of liquidated damages which is a genuine pre-estimate of the damages which such non-terminating Party will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and the transactions contemplated by this Agreement and is not a penalty. Each Party hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by a non-terminating Party of the Termination Payment, such non-terminating Party shall have no further claim against the other Party at Law or in equity or otherwise (including injunctive relief to restrain any breach or threatened breach by the other Party of any of its obligations hereunder or otherwise to obtain specific performance).

8.4	Termination Expense Reimbursement

In the event that either Denison or Fission (the “Non-Defaulting Party”) terminates this Agreement pursuant to Subsection 8.2(a)(iii)B or 8.2(a)(iv)B of this Agreement then the other Party (the “Defaulting Party”) shall reimburse the Non-Defaulting Party in respect of the expenses it has actually incurred in respect of the Arrangement and this Agreement to a maximum of $1,200,000 (the “Termination Expense Reimbursement”). Such Termination Expense Reimbursement shall be made within three (3) Business Days of a request for reimbursement. Once such reimbursement has been paid such right to reimbursement shall be the sole right and remedy of such Non-defaulting Party in respect of the other Party.

8.5	Amendment

Subject to the provisions of the Interim Order and Final Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time prior to the Effective Time, be amended only by mutual written agreement of Denison and Fission, without further notice to or Authorization on the part of the Fission Shareholders or Denison Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.6	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party, in each case only to the extent such obligations, agreements and conditions are intended for its benefit. No extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived and shall not extent to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

ARTICLE 9

GENERAL PROVISIONS AND MISCELLANEOUS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Denison completes the transactions contemplated by this Agreement, Denison shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by Fission:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Fission prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of the business of Fission or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Denison shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

9.2	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided, however, that it is delivered on a Business Day prior to 4:30 p.m. Toronto time in the place of delivery or receipt. However, if notice is delivered after 4:30 p.m. Toronto time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Denison:

Denison Mines Corp.

595 Bay Street, Suite 402

Toronto, Ontario

M5G 2C2

Attention:	Ron F. Hochstein
Email:	rhochstein@denisonmines.com
Fax:	(416) 979-5893

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 2100, Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3C2

Attention:	Chad Accursi
Email:	caccursi@casselsbrock.com
Fax:	(416) 642-7131

(b)	if to Subco:

9373721 Canada Inc.

595 Bay Street, Suite 402

Toronto, Ontario

M5G 2C2

Attention:	David Cates, Director
Email:	dcates@denisonmines.com
Fax:	(416) 979-5893

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 2100, Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3C2

Attention:	Chad Accursi
Email:	caccursi@casselsbrock.com
Fax:	(416) 642-7131

(c)	if to Fission:

Fission Uranium Corp.

700 – 1620 Dickson Avenue

Kelowna, British Columbia

V1Y 9Y2

Attention:	Devinder Randhawa, Chairman and Chief Executive Officer
Email:	dev@rdcapital.com
Fax:	(250) 868-8493

with a copy (that shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street

Suite 2600, Three Bentall Centre

Vancouver, British Columbia V7X 1L3

Attention:	Bob Wooder
Email:	bob.wooder@blakes.com
Fax:	(604) 631-3309

9.3	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement.

9.4	Injunctive Relief

Subject to Section 8.3, the Parties acknowledge and agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 8.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Fission Disclosure Letter and the Denison Disclosure Letter) and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Parties.

9.7	No Liability

No director or officer of Denison shall have any personal liability whatsoever to Fission under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Denison. No director or officer of Fission shall have any personal liability whatsoever to Denison under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Fission.

9.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.9	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the Parties.

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement as of the date first written above by their respective officers thereunto duly authorized.

DENISON MINES CORP.

Per:
Ron F. Hochstein Executive Chairman

9373721 CANADA INC.

Per:
David Cates President and Director

FISSION URANIUM CORP.

Per:
Devinder Randhawa Chairman and Chief Executive Officer

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)

“Arrangement” means the arrangement of Fission under Section 192 of the CBCA, on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with Section 8.5 of the Arrangement Agreement or Article 7 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Fission and Denison, each acting reasonably;

(b)

“Arrangement Agreement” means the arrangement agreement dated July 27 2015, including all schedules annexed thereto, together with the Fission disclosure letter and Denison disclosure letter, as the same may be supplemented or amended from time to time in accordance with the terms thereof;

(c)

“Articles of Arrangement” means the articles of arrangement of Fission in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to Fission and Denison, each acting reasonably;

(d)	“Business Day” means any day of the year, other than a Saturday, Sunday or statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(e)	“CBCA” means the Canada Business Corporations Act including all regulations made thereunder;

(f)	“Consideration Share Maximum” means the total number of Denison Shares outstanding (on an undiluted basis) immediately prior to the completion of the Arrangement less 100,000;

(g)

“Consideration” means the consideration to be received by Fission Shareholders pursuant to the Plan of Arrangement in respect of each Fission Share that is issued and outstanding immediately prior to the Effective Time, comprising (i) 1.26 Denison Shares (subject to adjustment of the Exchange Ratio), and (ii) cash in the amount of $0.0001, for each Fission Share;

(h)	“Court” means the Supreme Court of British Columbia;

(i)	“CRA” means the Canada Revenue Agency;

(j)	“Denison” means Denison Mines Corp.;

(k)	“Denison Replacement Option” has the meaning ascribed thereto in Section 3.1(a)(iii) of this Plan of Arrangement;

(l)	“Denison Share Consolidation” means the consolidation of the Denison Shares on a 2-for-1 basis following the completion of the Arrangement;

(m)	“Denison Shares” means common shares in the authorized share capital of the Denison;

(n)	“Depositary” means Computershare Trust Company of Canada;

(o)	“Director” means the director appointed pursuant to Section 260 of the CBCA;

(p)	“Dissent Rights” has the meaning ascribed thereto in Section 5.1;

(q)	“Dissenting Shares” means the Fission Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;

(r)

“Dissenting Shareholder” means a registered holder of Fission Shares who has duly and validly exercised the Dissent Rights in respect of the Fission Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(s)

“Effective Date” means the date shown on the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement giving effect to the Arrangement which shall be no later than October 30, 2015;

(t)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as Fission and Denison may agree upon in writing;

(u)

“Eligible Shareholder” means a beneficial holder of Fission Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt under Part I of the Tax Act; (ii) a non-resident of Canada for purposes of the Tax Act whose Fission Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act; or (iii) a partnership, any member of which is described in (i) or (ii);

(v)

“Exchange Ratio” means 1.26 Denison Shares for each Fission Share, provided that in no event shall the number of Denison Shares issued be greater than the Consideration Share Maximum, and if the completion of the Arrangement would require the issue of that greater number of Denison Shares, the Exchange Ratio shall be adjusted such that the total number of Denison Shares issued does not exceed the Consideration Share Maximum;

(w)	“Fair Market Value” with reference to:

(i)	a Denison Share means the amount that is the closing price of the Denison Shares on the TSX on the last trading day immediately prior to the Effective Date;

(ii)	a Fission Share means the amount that is the Fair Market Value of a Denison Share multiplied by the Exchange Ratio;

(x)

“Final Order” means the order of the Court granted pursuant to Section 192 of the CBCA, in a form acceptable to each of Fission and Denison, each acting reasonably, approving the Arrangement, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of Fission and Denison, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided, however, that any such amendment is acceptable to Fission, and Denison, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

(y)	“Fission” means Fission Uranium Corp., a corporation incorporated under the federal laws of Canada;

(z)

“Fission Arrangement Resolution” means the special resolution of the Fission Shareholders approving the Plan of Arrangement, which is to be considered at the Fission Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

(aa)

“Fission Change of Control Payment” means all obligations of Fission pursuant to severance and/or change of control payments which may become payable to any director, officer, employee, consultant, consulting company or service company as a result of the Arrangement;

(bb)	“Fission Option Plan” means the stock option plan of Fission last approved by Fission Shareholders on August 7, 2014;

(cc)	“Fission Options” means, at any time, options to acquire Fission Shares granted under the Fission Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

(dd)

“Fission Meeting” means the special meeting of the Fission Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Fission Arrangement Resolution;

(ee)	“Fission Shareholders” means the holders of Fission Shares;

(ff)	“Fission Shares” means the common shares in the authorized share capital of Fission;

(gg)	“Fission Share Letter of Transmittal” means the letter of transmittal to be delivered by Fission to the Fission Shareholders providing for the delivery of Fission Shares to the Depositary;

(hh)	“Fission Warrants” means at any time, the common share purchase warrants to acquire Fission Shares which are at such time outstanding and unexercised;

(ii)	“Former Fission Shareholders” means the holders of Fission Shares immediately prior to the Effective Time;

(jj)

“Governmental Entity” (i) any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing, (ii) any self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the NYSE MKT LLC, (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, (iv) the Commissioner under the Competition Act (Canada) or any Person duly authorized to exercise the powers of the Commissioner under the Competition Act (Canada), and (iv) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

(kk)

“holder”, when used with reference to any securities of Fission, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of Fission in respect of such securities;

(ll)

“In-The-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate Fair Market Value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

(mm)

“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.2 of the Arrangement Agreement, in a form acceptable to Fission and Denison, each acting reasonably, providing for, among other things, the calling and holding of the Fission Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of Fission and Denison, each acting reasonably;

(nn)

“Liens” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

(oo)

“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Fission Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 5;

(pp)

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made from time to time in accordance with the Arrangement Agreement, the terms hereof or upon the direction of the Court in the Interim Order or the Final Order, with the consent of Fission and Denison, each acting reasonably;

(qq)	“Retention Bonus Payments” means those retention bonuses payable in the amounts and to the individuals set forth in Schedule F to the Arrangement Agreement, by Fission or Denison, as the case may be

(rr)	“Section 85 Election” has the meaning ascribed thereto in subsection 3.2(b) hereof;

(ss)	“Subco” means 9373721 Canada Inc., a wholly owned subsidiary of Denison;

(tt)	“Tax Act” means the Income Tax Act (Canada) including all regulations thereunder;

(uu)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

(vv)	“U.S. Tax Code” means the U.S Internal Revenue Code of 1986, as amended.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3	Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon Denison, Subco, Fission, the Fission Shareholders, the holders of Fission Options and the holders of Fission Warrants.

ARTICLE 3

ARRANGEMENT

3.1	The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case effective as at one minute intervals starting at the Effective Time, without any further authorization, act or formality of or by Fission, Denison or any other person:

(a)	At the Effective Time:

(i)

each Fission Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Denison and Denison shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 5 hereof, and the name of such holder shall be removed from the central securities register of Fission as a holder of Fission Shares and Denison shall be recorded as the registered holder of the Fission Shares so transferred and shall be deemed to be the legal owner of such Fission Shares;

(ii)

each outstanding Fission Share (other than Fission Shares held by Denison or any affiliate thereof or dealt with pursuant to subsection 3.1(a)(i) hereof) will, without further act or formality by or on behalf of a holder of Fission Shares, be irrevocably assigned and transferred by the holder thereof to Denison (free and clear of all Liens) in exchange for 1.26 Denison Shares (subject to adjustment of the Exchange Ratio) and $0.0001 in cash for each Fission Share held, and

A.

the holders of such Fission Shares shall cease to be the holders thereof and to have any rights as holders of such Fission Shares other than the right to receive 1.26 Denison Shares (subject to adjustment of the Exchange Ratio) and $0.0001 in cash per Fission Share in accordance with this Plan of Arrangement;

B.	such holders’ name shall be removed from the register of the Fission Shares maintained by or on behalf of Fission; and

C.

Denison shall be deemed to be the transferee and the legal and beneficial holder of such Fission Shares (free and clear of all Liens) and shall be entered as the registered holder of such Fission Shares in the register of the Fission Shares maintained by or on behalf of Fission.

(iii)

each Fission Option outstanding immediately prior to the Effective Time will be exchanged for an option (each, a “Denison Replacement Option”) to purchase from Denison the number of Denison Shares equal to the product of (A) the number of Fission Shares subject to the Fission Option immediately before the Effective Time, and (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Denison Share on any particular exercise of Denison Replacement Options, then the number of Denison Shares otherwise issued shall be rounded down to the nearest whole number of Denison Shares. The exercise price per Denison Share subject to any such Denison Replacement Option shall be an amount (rounded to the nearest fourth decimal place) equal to the quotient of (A) the exercise price per Fission Share under the exchanged Fission Option immediately prior to the Effective Time divided by (B) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Denison Replacement Options shall be rounded up to the nearest whole cent). It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Denison Replacement Option will be adjusted such that the In-The-Money Amount of the Denison Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Fission Option immediately before the exchange. All terms and conditions of a Denison Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Fission Option for which it was exchanged, and shall be governed by the terms of the Fission Option Plan and any document evidencing a Fission Option shall thereafter evidence and be deemed to evidence such Denison Replacement Option.

(iv)

each Fission Share held by Denison shall be transferred to Subco in consideration of the issue by Subco to Denison of one common share of Subco for each Fission Share so transferred, and the amount added to the stated capital of the Subco common shares will be equal to the paid up capital (as such term is defined in the Tax Act) of the Fission Shares so transferred;

(v)	the aggregate stated capital in respect of the Fission Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(vi)	Fission will file an election with the CRA to cease to be a public corporation for the purposes of the Tax Act;

(vii)

Fission and Subco shall amalgamate to form one corporate entity (“Amalco”) with the same effect as if they had amalgamated under Section 181 of the CBCA, except that the legal existence of Subco shall not cease and Subco shall survive;

(viii)

without limiting the generality of subsection 3.1(a)(vii), the separate legal existence of Fission shall cease without Fission being liquidated or wound up and Fission and Subco shall continue as one company and the property of Fission shall become the property of Subco;

(ix)	from and after the Effective Date,:

A.

Amalco will own and hold all property of Fission and Subco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Fission and Subco, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it;

B.	Amalco will continue to be liable for all of the liabilities and obligations of Fission and Subco;

C.

all rights, contracts, permits and interests of Fission and Subco will continue as rights, contracts, permits and interests of Amalco as if Fission and Subco continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Fission or Subco under any such rights, contracts, permits and interests;

D.	any existing cause of action, claim or liability to prosecution will be unaffected;

E.	a civil, criminal or administrative action or proceeding pending by or against either Subco or Fission may be continued by or against Amalco;

F.	a conviction against, or ruling, order or judgment in favour of or against either Fission or Subco may be enforced by or against Amalco;

G.

Denison shall receive on the amalgamation one Amalco common share in exchange for each Subco common share previously held and all of the issued and outstanding Fission Shares will be cancelled without any repayment of capital in respect thereof;

H.	the name of Amalco shall be “●”;

I.

the registered office of Amalco shall be located in the City of Toronto in the Province of Ontario, and the address of the first registered office of Amalco shall be 199 Bay Street, Suite 4000, Commerce Court West, Toronto, ON M5L 1A9;

J.	Amalco shall be authorized to issue an unlimited number of common shares;

K.

subject to the provisions of the CBCA, no share of Amalco may be transferred after the Effective Time unless its transfer complies with the restriction on the transfer of securities set out in clause (Q) below;

L.

the stated capital of the common shares of Amalco will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the common shares of Subco immediately prior to the amalgamation;

M.	the board of directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one (1) director and a maximum number of ten (10) directors;

N.	the first directors of Amalco shall be the persons whose names and addresses appear below:

Name	Address for Service	Resident Canadian
David Cates	199 Bay Street, Suite 4000 Commerce Court West Toronto, ON M5L 1A9	Yes

O.	there shall be no restrictions on the business which Amalco is authorized to carry on or on the powers which Amalco may exercise;

P.	the by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of Subco; and

Q.

without in any way restricting the powers conferred upon Amalco or its board of directors by the CBCA, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(i)	borrow money upon the credit of Amalco;

(ii)	issue, re-issue, sell or pledge debt obligations of Amalco;

(iii)

subject to the provisions of the CBCA, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of the corporation to secure performance of an obligation of any person; and

(iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation owned or subsequently acquired, to secure any obligation of Amalco.

R.

The board of directors may from time to time delegate to a director, a committee of directors or an officer of Amalco any or all of the powers conferred on the board of directors as set out above, to such extent and in such manner as the board of directors shall determine at the time of such delegation.

S.	No securities of Amalco, other than non-convertible debt securities, shall be transferred without either:

(i)

the approval of the directors of Amalco expressed by a resolution passed at a meeting of the board of directors or by a resolution in writing signed by all of the directors entitled to vote on that resolution at a meeting of directors; or

(ii)

the approval of the holders of shares of Amalco carrying at least a majority of the votes entitled to be cast at a meeting of shareholders, expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares.

(x)

the exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2	Post Effective Time Procedures

(a) Subject to the provisions of Article 5 hereof, and upon return of a properly completed Fission Share Letter of Transmittal by a registered Former Fission Shareholder together with certificates representing Fission Shares and such other documents as the Depositary may require, Former Fission Shareholders shall be entitled to receive delivery of the certificates representing the Denison Shares and a cheque representing the net cash payment to which they are entitled pursuant to Section 3.1(a) hereof.

(b) An Eligible Shareholder whose Fission Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange. Eligible Shareholders will be able to submit the necessary information electronically and a secure special purpose website will be made available to the Eligible Shareholders to assist with this process. The information to be provided by the Eligible Shareholder will include the number of shares transferred, the transferred properties’ cost base, the applicable agreed amounts for the purposes of such election and other information necessary to complete the Section 85 Election. Denison shall, within 90 days after receiving the electronic submission, and subject to such submission being correct and complete and complying with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return a copy of a completed Section 85 Election to the Eligible Shareholder for filing with the CRA (or the applicable provincial tax authority). Neither Fission, Denison nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Shareholder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Denison or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(c) Upon receipt of a Fission Share Letter of Transmittal in which an Eligible Shareholder has indicated that the Eligible Shareholder intends to make a Section 85 Election, Denison will promptly make available through a special purpose website, a tax instruction letter (and a tax instruction letter for the equivalent provincial elections, if applicable), together with the relevant tax election forms (including the provincial tax election forms, if applicable) to the Eligible Shareholder.

3.3	No Fractional Shares

In no event shall any holder of Fission Shares be entitled to a fractional Denison Share. Where the aggregate number of Denison Shares to be issued to a person as consideration under or as a result of this Arrangement would result in a fraction of a Denison Share being issuable, the number of Denison Shares to be received by such securityholder shall be rounded down to the nearest whole Denison Share and no person will be entitled to any compensation in respect of a fractional Denison Share.

3.4	No Fractional Cash Consideration

Any cash consideration owing to a Former Fission Shareholder shall be rounded up to the next whole cent.

3.5	U.S. Tax Treatment

The Arrangement is intended to qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the U.S. Tax Code. Each of the parties hereto shall treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal and applicable state income tax purposes and shall not take any position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the U.S. Tax Code that such treatment is not correct.

ARTICLE 4

WARRANTS

4.1	Warrants

Each Fission Warrant shall be adjusted in accordance with the adjustment provisions in the relevant warrant certificate or warrant indenture such that following the completion of the Arrangement, each holder of Fission Warrants shall receive, upon exercise thereof, that number of Denison Shares determined in accordance with the Exchange Ratio and the anti-dilution provisions of such Warrants, in lieu of each Fission Share to which it was otherwise entitled to receive upon exercise.

4.2	Exercise of Warrants Post-Effective Time

Upon any valid exercise of a Warrant after the Effective Time, Denison shall issue the number of Denison Shares necessary to settle such exercise, provided that Denison has received the Warrant exercise price.

ARTICLE 5

DISSENT RIGHTS

5.1	Rights of Dissent

Pursuant to the Interim Order, each registered Fission Shareholder may exercise rights of dissent (“Dissent Rights”) under Section 190 of the CBCA as modified by this Article 5 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written objection to the Fission Arrangement Resolution contemplated by Section 190 of the CBCA must be sent to and received by Fission at least two days before the Fission Meeting. Fission Shareholders who duly exercise such rights of dissent and who:

(a) are ultimately determined to be entitled to be paid fair value from Denison, for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to Denison pursuant to Section 3.1(a)(i) in consideration of such fair value; or

(b) are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Fission Shareholder who has not exercised Dissent Rights;

but in no case will Fission or Denison or any other person be required to recognize such holders as holders of Fission Shares after the completion of the steps set forth in Section 3.1(a), and each Dissenting Shareholder will cease to be entitled to the rights of a Fission Shareholder in respect of the Fission Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of Fission will be amended to reflect that such former holder is no longer the holder of such Fission Shares as and from the completion of the steps in Section 3.1(a)

ARTICLE 6

CERTIFICATES AND PAYMENTS

6.1	Payment of Consideration

(a) Following the receipt of the Final Order and prior to the Effective Date, Denison shall deliver or arrange to be delivered to the Depositary certificates representing the Denison Shares required to be issued to Former Fission Shareholders and Denison shall deliver to the Depositary the requisite cash required to be paid to Former Fission Shareholders, in accordance with the provisions of Section 3.1(a) hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Fission Shareholders for distribution to such Former Fission Shareholders in accordance with the provisions of this Article 6 hereof.

(b) As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Fission Shares that were transferred under Section 3.1(a), together with a duly completed Fission Share Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the CBCA, the Securities Transfer Act (British Columbia) and the articles of Fission after giving effect to Section 3.1(a) the former holder of such Fission Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or make available for pick up at its offices during normal business hours, a certificate representing the Denison Shares and a cheque representing the net cash payment that such holder is entitled to receive in accordance with Section 3.1(a) hereof, less any amounts withheld pursuant to Section 6.4.

(c) Subject to Section 6.3, until surrendered as contemplated by this Section 6.1, each certificate which immediately prior to the Effective Time represented Fission Shares will be deemed after the time described in Sections 3.1(a) to represent only the right to receive from the Depositary upon such surrender a certificate representing the Denison Shares and a cash payment that the holder of such certificate is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 6.4.

(d) Fission and Denison will cause the Depositary, as soon as a Former Fission Shareholder becomes entitled to the Consideration in accordance with Section 3.1(a), to:

(i)	forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Fission Share Letter of Transmittal;

(ii)	if requested by such former holder in the Fission Share Letter of Transmittal make available at the offices of the Depositary specified in the Fission Share Letter of Transmittal; or

(iii)

if the Fission Share Letter of Transmittal neither specifies an address as described in Section 6.1(d)(i) nor contains a request as described in Section 6.1(d)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of Fission immediately prior to the Effective Time;

a certificate representing the Denison Shares and a cheque representing the net cash payment payable to such Former Fission Shareholder in accordance with the provisions hereof.

(e) No holder of Fission Shares, Fission Options or Fission Warrants, shall be entitled to receive any consideration or entitlement with respect to such Fission Shares, Fission Options or Fission Warrants, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 6.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

6.2	Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Fission Shares that were acquired by Denison or Fission pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Fission Shares, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate representing the Denison Shares and a cheque representing the cash consideration which the former holder of such Fission Shares is entitled to receive pursuant to Section 3.1 hereof in accordance with such holder’s Fission Share Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Fission Shares will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Fission, Denison and the Depositary in such sum as Denison may direct or otherwise indemnify Fission and Denison in a manner satisfactory to Fission and Denison against any claim that may be made against Fission or Denison with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3	Extinction of Rights

If any Former Fission Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 6.1 or Section 6.2 in order for such Former Fission Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Denison or its successors, any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Fission Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Denison and will be cancelled. None of Fission or Denison, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Fission or Denison or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

6.4	Withholding Rights

The Parties, the Depositary and any Person on their behalf shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any Person (including, for greater certainty and as applicable, any Fission Shareholder, any Person entitled to a Fission Change of Control Payment or Retention Bonus Payment, and any Dissenting Shareholder) such amounts as any of the Parties or the Depositary or any Person on their behalf may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. The Parties and the Depositary shall also have the right to withhold and sell, on their own account or through a broker, and on behalf of any aforementioned Person to whom a withholding obligation applies, or require such Person to irrevocably direct the sale through a broker and irrevocably direct the broker to pay the proceeds of such sale to the Parties or the Depositary, as appropriate, such number of Denison Shares issued to such Person pursuant to the Arrangement as is necessary to produce sale proceeds (after deducting commissions payable to the broker and other costs and expenses) sufficient to fund any withholding obligations. None of the Parties or the Depositary will be liable for any loss arising out of any sale.

6.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

6.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Fission Shares, Fission Warrants, and Fission Options issued prior to the Effective Time, (b) the rights and obligations of the Fission Shareholders, Fission, Denison, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Fission Shares, Fission Warrants and Fission Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 7

AMENDMENTS

7.1	Amendments to Plan of Arrangement

(a) The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Parties, each acting reasonably, (iii) filed with the Court and, if made following the Fission Meeting, approved by the Court, and (iv) communicated to Fission Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to the Fission Meeting (provided that Denison and Fission shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Fission Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Fission Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Fission Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Denison, provided that it concerns a matter which, in the reasonable opinion of Denison, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Fission Shareholder.

ARTICLE 8

FURTHER ASSURANCES

8.1	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Fission and Denison will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE B

FISSION ARRANGEMENT RESOLUTION

The text of the Fission Arrangement Resolution which the shareholders will be asked to pass at the Fission Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)

the arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Denison Mines Corp. (“Denison”), 9373721 Canada Inc. (“Subco”) and Fission Uranium Corp. (“Fission”) and shareholders of Fission, all as more particularly described and set forth in the management information circular (the “Circular”) of Fission accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(2)

the arrangement agreement (the “Arrangement Agreement”) among Denison, Subco and Fission dated July 27, 2015 and all the transactions contemplated therein, the full text of which is attached as a Schedule to the Circular, the actions of the directors of Fission in approving the Arrangement and the actions of the directors and officers of Fission in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

(3)

the plan of arrangement (the “Plan of Arrangement”) of Fission implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(4)

notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Fission or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Fission are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Fission to:

a.	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

b.	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

(5)

any director or officer of Fission is hereby authorized and directed for and on behalf of Fission to execute, whether under corporate seal of Fission or otherwise, and to deliver articles of arrangement and amalgamation and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing; and

(6)

any one or more directors or officers of Fission is hereby authorized, for and on behalf and in the name of Fission, to execute and deliver, whether under corporate seal of Fission or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a.	all actions required to be taken by or on behalf of Fission, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Fission;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C

DENISON SHAREHOLDER RESOLUTIONS

The text of the Denison Shareholder Resolutions which the Denison Shareholders will be asked to pass at the Denison Meeting is as follows:

Denison Share Issuance Resolution

“BE IT RESOLVED THAT:

(1)

Denison Mines Corp. (the “Company”) is hereby authorized to issue such number of common shares in the capital of the Company as is necessary to allow the Company to acquire 100% ownership of Fission Uranium Corp. (“Fission”) pursuant to an arrangement transaction (the “Arrangement”) in accordance with an arrangement agreement between the Company, 9373721 Canada Inc. and Fission (the “Arrangement Agreement”), all as more particularly described and set forth in the management information circular of Denison (the “Circular”), including, but not limited to, the issuance of common shares in the capital of the Company upon the exercise of options or warrants of Fission and the issuance of common shares in the capital of the Company for any other matters contemplated by or related to the Arrangement (as the Arrangement may be, or may have been, modified or amended in accordance with its terms);

(2)

The Company is hereby further authorized to issue such number of common shares in the capital of the Company as is necessary to meet its obligations to Fission as contemplated in the Arrangement Agreement;

(3)

Notwithstanding that this resolution has been duly passed by the holders of the common shares of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of Denison;

(4)

Any one or more directors or officers of Denison is hereby authorized, for and on behalf and in the name of Denison, to execute and deliver, whether under corporate seal of Denison or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Denison Name Change Resolution

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(5)

The articles of the Company be amended to provide that the name of the Company be changed to “Denison Energy Corp.”, or such other name that is determined by the board of directors in their sole discretion, subject to regulatory approval;

(6)

Notwithstanding that this special resolution has been duly passed by the holders of the common shares of the Company, the directors of the Company are hereby authorized and empowered to revoke this special resolution at any time prior to the filing of such articles of amendment to effect the name change (the “Articles of Amendment”) without further notice to or approval of the shareholders of Denison;

(7)	Upon the Articles of Amendment becoming effective in accordance with applicable law, the articles of the Company shall be amended accordingly;

(8)

Any one or more directors or officers of Denison is hereby authorized, for and on behalf and in the name of Denison, to execute and deliver, whether under corporate seal of Denison or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Denison Share Consolidation Resolution

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(9)	The articles of the Company be amended to provide that:

a.

The authorized share capital of the Company is altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for every two pre-consolidation common shares; and

b.

Any fractional common share arising on the consolidation of the common shares of the Company be deemed to have been tendered by its registered owner to the Company for cancellation and will be returned to the authorized but unissued share capital of the Company

(10)

Notwithstanding that this special resolution has been duly passed by the holders of the common shares of the Company, the directors of the Company are hereby authorized and empowered to revoke this special resolution at any time prior to the filing of such articles of amendment to effect the share consolidation (the “Articles of Amendment”) without further notice to or approval of the shareholders of Denison;

(11)	Upon the Articles of Amendment becoming effective in accordance with applicable law, the articles of the Company shall be amended accordingly;

(12)

Any one or more directors or officers of Denison is hereby authorized, for and on behalf and in the name of Denison, to execute and deliver, whether under corporate seal of Denison or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

C-2

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF FISSION

Except as set forth in the Fission Disclosure Letter, Fission hereby represents and warrants to Denison as follows, and acknowledges and agrees that Denison is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Organization and Corporate Capacity. Fission was duly incorporated and is validly existing and in good standing under the Canada Business Corporations Act and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets.

(b)	Subsidiaries. Fission does not have any subsidiaries.

(c)

Qualification to Do Business. Fission is duly qualified to carry on business in all jurisdictions in which the character of its respective properties, assets, owned, leased or operated by it, or the nature of its business activities makes such qualification necessary.

(d)

Dissolution. No act or proceeding by or against Fission in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Fission or for the appointment of a trustee, receiver, manager or other administrator of Fission or any of its properties or assets nor is any such act or proceeding, to the knowledge of Fission, threatened. Fission has not sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation.

(e)

Authority Relative to this Agreement. The execution and delivery of this Agreement have been authorized by all necessary corporate action of Fission and this Agreement constitutes a valid and binding obligation of Fission, enforceable against Fission in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(f)

No Violation. Other than as set forth in Schedule D(f) of the Fission Disclosure Letter, the execution and delivery by Fission of this Agreement and the performance by it of its covenants hereunder and the completion of the Arrangement do not and will not:

(i)	violate, conflict with or result in a breach of:

(A)	any provision of the articles, by-laws or comparable organizational documents of Fission;

(B)	any Contract or Authorization to which Fission is a party or otherwise bound; or

(C)	any Law to which Fission is subject or otherwise bound;

(ii)	give rise to any right of termination, or the acceleration of any indebtedness, under any Contract or Authorization;

(iii)	result in the creation or imposition of any Encumbrances upon any of the material properties or assets of Fission;

(except, in the case of each of clauses (i) to (iii) above, those that would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect); or

(iv)

give rise to any rights of first refusal or rights of first offer or trigger any change in control provisions or similar provisions or any restriction or limitation under any such Contract or Authorization.

(g)

Regulatory Approvals and Consents. Other than the Interim Order, the Final Order, the filing of the Articles of Arrangement, such filings and other actions required under applicable Securities Laws, the approvals of the TSX and the Competition Act Approval, no Authorization, consent or approval of, or filing with, any Governmental Entity is necessary on the part of Fission in connection with the execution and delivery of this Agreement or the completion by it of the transactions contemplated by this Agreement.

(h)	Third Party Consents and Approvals. Fission is not party to a joint venture agreement.

(i)

Capitalization. The authorized share capital of Fission consists of an unlimited number of Fission Shares. As at the date of this Agreement there are: (i) 386,238,121 Fission Shares validly issued and outstanding as fully-paid and non-assessable shares of Fission; (ii) 33,578,333 Fission Options outstanding; and (iii) 1,380,538 Fission Warrants outstanding. Other than the Fission Options, and the Fission Warrants, there are no other securities convertible or exercisable for Fission Shares.

(j)	Securities Law Matters.

(i)

The Fission Shares are listed and posted for trading on the TSX and no order, ruling or determination having the effect of ceasing or suspending trading in any securities of Fission has been issued and no proceedings for such purpose are pending or threatened. Fission has not taken any action which would be reasonably expected to result in the delisting or suspension of the Fission Shares on or from the TSX.

(ii)

Fission is a “reporting issuer” (as that term is defined under applicable Securities Laws), not included in a list of defaulting reporting issuers (or equivalent) maintained by the applicable Securities Authorities in each of the Provinces of Canada other than Québec, and Fission is not in default of any material provision of applicable Securities Laws.

(iii)

Fission has filed with the Securities Authorities a true and complete copy of all Fission Disclosure Documents. The Fission Disclosure Documents at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation; and (b) complied in all material respects with the requirements of applicable Securities Laws and the rules, policies and instruments of all Securities Authorities having jurisdiction over Fission, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Fission. Fission has not filed any confidential material change or other report or other document with any Securities Authorities or other self-regulatory authority which at the date hereof remains confidential.

(k)

Corporate Records. The minute books of Fission made available to Denison in connection with its due diligence investigation of Fission are all of the minute books of Fission, are true and correct in all material respects, contain copies of all material proceedings (or certified copies thereof) of the shareholders and the directors of Fission to the date of review of such minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of Fission to the date hereof not reflected in such minute books and other records, other than those which are not material to Fission.

(l)

Financial Statements. The Fission Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws except (i) as otherwise stated in the notes to such statements or, in the case of the Fission Annual Financial Statements, in the auditor’s report therein; and (ii) except that the Fission Interim Financial Statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Securities Laws or IFRS. The Fission Financial Statements present fairly and correctly, the consolidated financial position of Fission and its subsidiaries as at the dates thereof and the consolidated results of the operations and cash flows of Fission and its subsidiaries for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of Fission and its subsidiaries.

(m)

Absence of Certain Changes. Since June 30, 2014, except as disclosed in the Fission Disclosure Documents, there has been no material change in respect of Fission taken as a whole, and the debt, business and material property of Fission conform in all material respects to the description thereof contained in the Fission Disclosure Documents; and there has been no dividend or distribution of any kind declared, paid or made by Fission on any Fission Shares.

(n)

Internal Controls. Fission maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Fission; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the annual or interim financial statements.

(o)

Work Programs. Except for the drilling program which was announced by Fission on June 18, 2015, Fission has not entered into any joint venture, work program, or made any other commitment or undertaking of any nature for which Fission will be required to pay greater than $250,000 over the next three months that has not been disclosed in the Fission Disclosure Documents.

(p)

Flow-Through Tax. Fission has spent all amounts required with respect to flow-through shares issued by Fission prior to April 29, 2015 on qualifying Canadian exploration expenditures (within the meaning of the Tax Act).

(q)	Undisclosed Liabilities. Fission has no material liabilities and is not subject to any significant Encumbrances or any material Claim that has not been disclosed in the Fission Disclosure Documents.

(r)	Taxes.

(i)

All Taxes due and payable by Fission (whether or not shown on any Tax Return) have been fully and timely paid, and adequate provision has been made for any Taxes that are not yet due and payable, for all taxable periods, or portions thereof, ending on or before the date hereof except, in either case, where the failure to do so would not result in a Material Adverse Effect.

(ii)

All Tax Returns required to be filed by Fission have been filed on a timely basis with each appropriate Governmental Entity and all such Tax Returns are true, complete and correct except where the failure to file such Tax Returns or any inaccuracies in such Tax Returns where filed would not result in a Material Adverse Effect.

(iii)

No examination of or other proceeding with respect to any Tax Return of Fission is currently in progress and there are no issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by Fission, other than those that would not result in a Material Adverse Effect. No Governmental Entity has given written notice to Fission of its intention to assert any deficiency or claim for additional Taxes against Fission.

(iv)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any Claim with respect to Taxes for, or the period for the collection or assessment or reassessment of, Taxes due from Fission or affiliates for any taxable period and no request for any such waiver or extension is currently pending.

(v)

Other than as set forth in Schedule D(r)(v) of the Fission Disclosure Letter, Fission is not a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation. Fission has no liability for Taxes of any person under any Tax law, as a transferee or successor, or otherwise.

(vi)	No Claim with respect to Taxes has been made by any Governmental Entity in a jurisdiction where Fission does not file Tax Returns that Fission is or may be subject to Tax by that jurisdiction.

(vii)

Fission has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to withhold, collect or remit such amounts would not have a Material Adverse Effect.

(viii)

Fission has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the U.S. Tax Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the U.S. Tax Code in the two years prior to the date of this Agreement.

(ix)	Fission is not a non-resident of Canada within the meaning of the Tax Act and has, at all relevant times, been and is a “taxable-Canadian corporation” within the meaning of the Tax Act.

(x)	Except as disclosed in the Fission Financial Statements, Fission has not claimed any reserves in computing its income for purposes of the Tax Act.

(xi)

To the knowledge of Fission, no circumstances exist or could reasonably be expected to arise as a result of matters existing before the date hereof that may result in Fission being subject to the application of section 160 of the Tax Act.

(s)

Non-Arm’s Length Transactions. Except as contemplated in this Agreement or as disclosed in the Fission Financial Statements, there are no current Contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Fission) between Fission on the one hand, and any (i) officer or director of Fission, except as same relates to his or her service in such capacity, (ii) any holder of record or beneficial owner of ten (10%) percent or more of the Fission Shares, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(t)	Broker Fees. No brokerage, agency or other fiscal advisory or similar fee is payable in connection with the Arrangement except fees to the Fission Financial Advisor and the Fission Strategic Advisor.

(u)

Insurance. The assets of Fission and its business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and Fission has not failed to promptly give any notice or present any material claim thereunder.

(v)

Authorizations. Fission has obtained all material Authorizations necessary as at the date hereof for the operation of the business carried on, and each Authorization is valid, subsisting, in full force and effect, enforceable in accordance with its terms in good standing and Fission is not in material default or breach of any Authorization. There are no Claims pending or to the knowledge of Fission, threatened to revoke, or limit any Authorization.

(w)	Compliance with Laws.

(i)	Fission has conducted and is conducting its business in compliance in all material respects with all applicable Laws.

(ii)

Neither Fission nor, to the knowledge of Fission, any director, officer, agent, employee, affiliate or other person acting on behalf of Fission has taken any action, directly or indirectly, that has resulted or would result in a violation by any such person of the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), the United States Foreign Corrupt Practice Act (the “FCPA”), including any offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. Fission has conducted its business in compliance with the CFPOA and the FCPA and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance with the CFPOA and FCPA.

(iii)

The operations of Fission are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act, as amended, the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, “Money Laundering Laws”) and no Claim by or before any Governmental Entity involving Fission with respect to the Money Laundering Laws is pending or, to the knowledge of Fission, threatened.

(x)	Mineral Rights. Applying customary standards in the mining industry of the applicable jurisdiction:

(i)

Fission has good and sufficient title, free and clear of any title defect or Encumbrance, to (A) all of its real property interests in the Fission Material Property, including fee simple estates, leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land in respect of the Fission Material Property (collectively, the “Fission Real Property Interests”), and as are necessary to permit the operation of its business as currently being conducted, except in each case, where such failure would not have a Material Adverse Effect; and (B) all of its mineral concessions, claims, leases, licenses, permits, and other rights and interests necessary to explore for, develop, mine or produce minerals, on the Fission Material Property (collectively, the “Fission Mineral Rights”) and as are necessary to permit the operation of its business as currently being conducted, except in each case, where such failure would not have a Material Adverse Effect;

(ii)

each of the title documents and other agreements or instruments relating to the Fission Real Property Interests and Fission Mineral Rights is valid, subsisting and enforceable, and Fission is not in material default of any of the provisions of such documents, agreements and instruments nor has any such material default been alleged;

(iii)

Fission is the legal and/or beneficial owner of, and has the exclusive right to deal with, all rights, title and interest in and to the Fission Mineral Rights, all Fission Mineral Rights have been validly located and recorded in accordance with all applicable Laws and are valid and subsisting;

(iv)

the Fission Real Property Interests and the Fission Mineral Rights are in good standing under applicable Laws, all assessment work required to be performed and filed under the Fission Real Property Interests and the Fission Minerals Rights has been performed and filed, all related Taxes and other payments and related filings have been made, except in each case, where such failure would not have a Material Adverse Effect;

(v)

there is no Claim, or to the knowledge of Fission, no threat of a Claim against or challenge to the title of Fission, or its ownership of, the Fission Real Property Interests or Fission Mineral Rights;

(vi)

(A) no other person has any interest in the Fission Real Property Interests or the Fission Mineral Rights or the production from any of the underlying properties or mineral deposits or any right to acquire any such interest, and (B) there are no back-in rights, earn-in rights, rights of first refusal, royalty rights, streaming rights or other rights of any nature that would affect the interest of Fission in the Fission Real Property Interests or the Fission Mineral Rights; and

(vii)

Fission has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke or materially amend any of their respective interests in any of the Fission Real Property Interests or the Fission Mineral Rights and there is no reasonable basis to expect that such a revocation or amendment of any of their respective interests in any of the Fission Real Property Interests or the Fission Mineral Rights may occur.

(y)	Technical Report.

(i)

The Fission Technical Report complied, in all material respects, with the requirements of NI 43-101 at the time of filing thereof, and Fission believes that the Fission Technical Report reasonably presented the quantity of mineral resources and mineral reserves attributable to the Fission Material Property as at the date stated therein based upon information available at the time the Fission Technical Report was prepared.

(ii)

Fission made available to the authors of the Fission Technical Report, prior to the issuance of such report, for the purpose of preparing such report, all information requested by the authors, which information did not contain any material misrepresentation at the time such information was so provided, and there have been no material changes to such information since the date of delivery or preparation thereof.

(iii)

Fission is in compliance, in all material respects, with the provisions of NI 43-101 and has filed all technical reports required thereby and there has been no disclosure of a change that would require the filing of a new technical report under NI 43-101.

(iv)

The information set forth in the Fission Disclosure Documents relating to mineral resources has, in all material respects, been prepared by Fission and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and applicable Securities Laws.

(z)	Environmental Matters. Fission and its business and operations:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(A) is not a party to any Claim, nor, to the knowledge of Fission, is any Claim threatened against it or its property or assets, which in either case, asserts or alleges (1) that it violated any Environmental Laws, (2) that it is required to clean up, remove or take remedial or other response action due to the release of any Hazardous Substances, or (3) that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the release of any Hazardous Substances, in each case, in a manner that individually or in the aggregate would be expected to have a Material Adverse Effect; and (B) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and, to the knowledge of Fission, has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)	does not know of any facts, circumstances or conditions, including any release of Hazardous Substance, that would reasonably be expected to result in any material Environmental Liabilities.

(aa)

Restrictions on Business Activity. Neither Fission nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Fission to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(bb)

Employee Plans. Each Employee Plan has been maintained in compliance with its terms and in accordance with all applicable Laws and has been publicly disclosed (including any accrued or contingent liability in respect thereto) to the extent required by applicable Securities Laws. All required employer contributions under such Employee Plans have been made in accordance with the terms thereof. Each Fission benefit plan that is required or intended to be qualified under applicable Law or registered or approved by a Governmental Entity has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate Governmental Entity to revoke such qualification, registration or approval.

(cc)	Employment Matters.

(i)

There are no outstanding or, to the knowledge of Fission, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Fission.

(ii)

All current assessments under applicable workers compensation legislation have been paid or accrued by Fission and Fission is not subject to any special or penalty assessment under such legislation which has not been paid.

(iii)

There are no collective agreements that exist, either directly or by operation of law, between Fission and any trade union or association which may qualify as a trade union nor is Fission currently negotiating any such agreements. There are no threatened or apparent union organizing activities involving employees of Fission.

(iv)

Except for payments due pursuant to applicable law and any Retention Bonus Payments, all other severance payments or termination payments that Fission is obligated to pay under existing contracts to all persons including, without limitation, consultants, directors, officers, employees or agents, as a result of the completion of the Arrangement or the restructuring of the management of Denison are as disclosed in Schedule D(cc)(iv) of the Fission Disclosure Letter.

(dd)

Arrangement with Securityholders. Other than the Fission Voting Agreement, this Agreement and the Confidentiality Agreement, Fission does not have any agreement, arrangement or understanding (whether written or oral) with respect to Denison or any of its securities, business or operations, with any shareholder of Denison, any interested party of Denison or any related party of any interested party of Denison, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(ee)	Fairness Opinion and Board Approval. The Fission Board:

(i)	has received a written opinion from the Fission Financial Advisor that the Arrangement is fair from a financial point of view to the Fission Shareholders other than Denison;

(ii)	after consultation with its financial and legal advisors, has determined that the Arrangement is in the best interests of Fission; and

(iii)	has, accordingly, approved entering into this Agreement and making a recommendation to Fission Shareholders that they vote in favour of the Fission Arrangement Resolution.

SCHEDULE E

REPRESENTATIONS AND WARRANTIES OF DENISON

Except as set forth in the correspondingly numbered paragraph of the Denison Disclosure Letter, Denison hereby represents and warrants to Fission as follows, and acknowledges and agrees that Fission is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Organization and Corporate Capacity. Denison was duly incorporated and is validly existing and in good standing under the Business Corporations Act (Ontario) and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets.

(b)

Qualification to Do Business. Denison and each of its subsidiaries is duly qualified to carry on business in all jurisdictions in which the character of its respective properties, assets, owned, leased or operated by it, or the nature of its business activities makes such qualification necessary.

(c)

Dissolution. No act or proceeding by or against Denison or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Denison or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of Denison or any of its subsidiaries or any of its properties or assets nor is any such act or proceeding, to the knowledge of Denison, threatened. Neither Denison nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation.

(d)

Authority Relative to this Agreement. The execution and delivery of this Agreement have been authorized by all necessary corporate action of Denison and this Agreement constitutes a valid and binding obligation of Denison, enforceable against Denison in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(e)

No Violation. Except as disclosed in Schedule E(e) of the Denison Disclosure Letter, the execution and delivery by Denison of this Agreement and the performance by it of its covenants hereunder and the completion of the Arrangement do not and will not:

(i)	violate, conflict with or result in a breach of:

(A)	any provision of the articles, by-laws or comparable organizational documents of Denison;

(B)	any Contract or Authorization to which Denison or any of the its material subsidiaries is a party or otherwise bound; or

(C)	any Law to which Denison or any of its material subsidiaries is subject or otherwise bound;

(ii)	give rise to any right of termination, or the acceleration of any indebtedness, under any Contract or Authorization;

(iii)	result in the creation or imposition of any Encumbrances upon any of the material properties or assets of Denison or its material subsidiaries;

(except, in the case of each of clauses (i) to (iii) above, those that would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect); or

(iv)

give rise to any rights of first refusal or rights of first offer, or trigger any change in control provisions or similar provisions or any restriction or limitation under any such Contract or Authorization.

(f)

Regulatory Approvals and Consents. Other than the Interim Order, the Final Order, and the filing of the Articles of Arrangement, such filings and other actions required under applicable Securities Laws and the approval of the TSX and the NYSE MKT and the Competition Act Approval, no Authorization, consent or approval of, or filing with, any Governmental Entity is necessary on the part of Denison in connection with the execution and delivery of this Agreement or the completion by it of the transactions contemplated by this Agreement.

(g)

Third Party Consents and Approvals. No approval or consent of any counterparty to any joint venture agreement to which Denison or any of its subsidiaries are party is necessary to permit the Arrangement to proceed or in order that such joint venture agreements continue in full force and effect following consummation of the Arrangement, and the consummation of the Arrangement will not give any counterparty the right to acquire any additional interest in the properties that are subject to such joint venture agreements.

(h)

Capitalization. The authorized share capital of Denison consists of an unlimited number of Denison Shares. As at the date of this Agreement there are: (i) 518,438,669 Denison Shares validly issued and outstanding as fully-paid and non-assessable shares of Denison; (ii) 7,331,085 Denison Options outstanding; and (iii) 188,066 Denison Warrants outstanding. Other than the Denison Options, and the Denison Warrants, there are no other securities convertible or exercisable for Denison Shares.

(i)

Validly Issued Denison Shares. The Denison Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement or upon the due exercise after the Effective Date of the Fission Options or Fission Warrants, be duly and validly issued as fully paid and non-assessable shares of Denison.

(j)	Securities Law Matters.

(i)

The Denison Shares are listed and posted for trading on the TSX and NYSE MKT and no order, ruling or determination having the effect of ceasing or suspending trading in any securities of Denison has been issued and no proceedings for such purpose are pending or threatened. Denison has not taken any action which would be reasonably expected to result in the delisting or suspension of the Denison Shares on or from the TSX.

(ii)

Denison is a “reporting issuer” (as that term is defined under applicable Securities Laws), not included in a list of defaulting reporting issuers (or equivalent) maintained by the applicable Securities Authorities in all the Provinces of Canada, and Denison is not in default of any material provision of applicable Securities Laws.

(iii)

Denison has filed with the Securities Authorities a true and complete copy of all Denison Disclosure Documents. The Denison Disclosure Documents at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation; and (b) complied in all material respects with the requirements of applicable Securities Laws and the rules, policies and instruments of all Securities Authorities having jurisdiction over Denison, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Denison. Other than as disclosed in Schedule E(j) of the Denison Disclosure Letter, Denison has not filed any confidential material change or other report or other document with any Securities Authorities or other self-regulatory authority which at the date hereof remains confidential.

(k)

Corporate Records. The minute books and records of Denison and its material subsidiaries made available to Fission in connection with its due diligence investigation of Denison are all of the minute books and records of Denison and its material subsidiaries respectively, are true and correct in all material respects, contain copies of all material proceedings (or certified copies thereof) of the shareholders and the directors of Denison and its material subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of Denison or its material subsidiaries to the date hereof not reflected in such minute books and other records, other than those which are not material to Denison or its material subsidiaries, as the case may be.

(l)

Financial Statements. The Denison Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws except (i) as otherwise stated in the notes to such statements or, in the case of the Denison Annual Financial Statements, in the auditor’s report therein; and (ii) except that the Denison Interim Financial Statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Securities Laws or IFRS. The Denison Financial Statements present fairly and correctly, the consolidated financial position of Denison and its subsidiaries as at the dates thereof and the consolidated results of the operations and cash flows of Denison and its subsidiaries for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of Denison and its subsidiaries.

(m)

Absence of Certain Changes. Since December 31, 2014, except as disclosed in the Denison Disclosure Documents, there has been no material change in respect of Denison and its subsidiaries taken as a whole, and the debt, business and material property of Denison and its subsidiaries conform in all material respects to the description thereof contained in the Denison Disclosure Documents; and there has been no dividend or distribution of any kind declared, paid or made by Denison on any Denison Shares.

(n)

Internal Controls. Denison maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Denison; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the annual or interim financial statements.

(o)

Work Programs. Denison has not entered into any joint venture, work program, or made any other commitment or undertaking of any nature for which Denison will be required to pay greater than $250,000 over the next three months that has not been disclosed in the Denison Disclosure Documents.

(p)

Flow-Through Tax. Denison has spent all amounts required with respect to flow-through shares issued by Denison prior to August 2014 on qualifying Canadian exploration expenditures (within the meaning of the Tax Act.

(q)	Undisclosed Liabilities. Denison has no material liabilities and is not subject to any significant Encumbrances or any material Claim that has not been disclosed in the Denison Disclosure Documents

(r)	Taxes.

(i)

All Taxes due and payable by Denison and its material subsidiaries (whether or not shown on any Tax Return) have been fully and timely paid and adequate provision has been made for any Taxes that are not yet due and payable, for all taxable periods, or portions thereof, ending on or before the date hereof except, in either case, where the failure to do so would not result in a Material Adverse Effect.

(ii)

All Tax Returns required to be filed by Denison have been filed on a timely basis with each appropriate Governmental Entity and all such Tax Returns are true, complete and correct except where the failure to file such Tax Returns or any inaccuracies in such Tax Returns where filed would not result in a Material Adverse Effect.

(iii)

No examination of, or other proceeding with respect to, any Tax Return of Denison or any of its material subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by Denison or any of its material subsidiaries, other than those that would not result in a Material Adverse Effect. No Governmental Entity has given written notice to Denison of its intention to assert any deficiency or claim for additional Taxes against Denison or any of its material subsidiaries.

(iv)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any Claim with respect to Taxes for, or the period for the collection or assessment or reassessment of, Taxes due from Denison or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(v)

Neither Denison nor any of its material subsidiaries is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation. Neither Denison nor any of its material subsidiaries has any liability for Taxes of any person under any Tax law, as a transferee or successor, or otherwise.

(vi)

No Claim with respect to Taxes has been made by any Governmental Entity in a jurisdiction where Denison or any of its material subsidiaries does not file Tax Returns that Denison or any of its material subsidiaries is or may be subject to Tax by that jurisdiction.

(vii)

Denison and each of its material subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to withhold, collect or remit such amounts would not have a Material Adverse Effect.

(viii)

Neither Denison nor any of its material subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the U.S. Tax Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the U.S. Tax Code in the two years prior to the date of this Agreement.

(ix)	Denison is not a non-resident of Canada within the meaning of the Tax Act and has, at all relevant times, been and is a “taxable-Canadian corporation” within the meaning of the Tax Act.

(x)

Except as disclosed in the Denison Financial Statements, neither Denison nor any of its material subsidiaries has claimed any reserves in computing its income for purposes of the Tax Act or for purposes of any equivalent foreign Tax Law applying to any of its material subsidiaries.

(xi)

To the knowledge of Denison, no circumstances exist or could reasonably be expected to arise as a result of matters existing before the date hereof that may result in Denison or any of its material subsidiaries being subject to the application of section 160 of the Tax Act.

(s)

Non-Arm’s Length Transactions. Except as contemplated in this Agreement or as disclosed in the Denison Financial Statements, there are no current Contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Denison or any of its material subsidiaries) between Denison or any of its material subsidiaries on the one hand, and any (i) officer or director of Denison or any of its material subsidiaries, except as the same relates to his or her service in such capacity, (ii) any holder of record or beneficial owner of ten (10%) percent or more of the Denison Shares, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(t)	Broker Fees. No brokerage, agency or other fiscal advisory or similar fee is payable in connection with the Arrangement except fees to the Denison Financial Advisors.

(u)

Insurance. The assets of Denison and its subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither Denison nor its subsidiaries has failed to promptly give any notice or present any material claim thereunder.

(v)

Authorizations. Denison and its material subsidiaries have, collectively, obtained all material Authorizations necessary as at the date hereof for the operation of the businesses carried on, and each Authorization is valid, subsisting, in full force and effect, enforceable in accordance with its terms in good standing and neither Denison nor any material subsidiary is in material default or breach of any Authorization. There are no Claims pending or to the knowledge of Denison, threatened to revoke, or limit any Authorization.

(w)	Compliance with Laws.

(i)	Denison and each of its subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws.

(ii)

Neither Denison nor any of its subsidiaries, nor to the knowledge of Denison, any of their respective directors, officers, agents, employees, affiliates or other persons acting on behalf of Denison or any of its subsidiaries has taken any action, directly or indirectly, that has resulted or would result in a violation by any such person of the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), the United States Foreign Corrupt Practice Act (the “FCPA”), including any offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA of the CFPOA. Denison, and to the knowledge of Denison, its subsidiaries have conducted their businesses in compliance with the CFPOA and the FCPA and Denison has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance with the CFPOA and FCPA.

(iii)

The operations of Denison and each of its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act, as amended, the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, “Money Laundering Laws”) and no Claim by or before any Governmental Entity involving Denison or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge or Denison, threatened.

(x)

Mineral Rights. Applying customary standards in the mining industry of the applicable jurisdiction and other than as disclosed in Schedule E(x) of the Denison Disclosure Letter or in connection with a Permitted Transaction:

(i)

Each of Denison and/or its material subsidiaries has good and sufficient title, free and clear of any title defect or Encumbrance, to (A) all of its real property interests in the Denison Material Projects, including fee simple estates, leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land in respect of the Denison Material Projects (collectively, the “Denison Real Property Interests”), and as are necessary to permit the operation of their respective businesses as currently being conducted, except in each case, where such failure would not have a Material Adverse Effect; (B) all of its mineral concessions, claims, leases, licenses, permits, and other rights and interests necessary to explore for, develop, mine or produce minerals, on the Denison Material Projects (collectively, the “Denison Mineral Rights”) and as are necessary to permit the operation of their respective businesses as currently being conducted, except in each case, where such failure would not have a Material Adverse Effect;

(ii)

each of the title documents and other agreements or instruments relating to the Denison Real Property Interests and Denison Mineral Rights is valid, subsisting and enforceable, and neither Denison nor any material subsidiary is in material default of any of the provisions of such documents, agreements and instruments nor has any such material default been alleged;

(iii)

other than as disclosed in Schedule E(x)(iii) of the Denison Disclosure Letter, Denison and/or its material subsidiaries are the legal and/or beneficial owners of, and has the exclusive right to deal with, all rights, title and interest in and to the Denison Mineral Rights, all Denison Mineral Rights have been validly located and recorded in accordance with all applicable Laws and are valid and subsisting;

(iv)

the Denison Real Property Interests and the Denison Mineral Rights are in good standing under applicable Laws, all assessment work required to be performed and filed under the Denison Real Property Interests and the Denison Minerals Rights has been performed and filed, all related Taxes and other payments and related filings have been made, except in each case, where such failure would not have a Material Adverse Effect;

(v)

there is no Claim, or to the knowledge of Denison, no threat of a Claim against or challenge to the title of Denison or any of its material subsidiaries, or their respective ownership of, the Denison Real Property Interests or Denison Mineral Rights;

(vi)

other than as disclosed in Schedule E(x)(vi) of the Denison Disclosure Letter, (A) no other person has any interest in the Denison Real Property Interests or the Denison Mineral Rights or the production from any of the underlying properties or mineral deposits or any right to acquire any such interest, and (B) there are no back-in rights, earn-in rights, rights of first refusal, royalty rights, streaming rights or other rights of any nature that would affect the interest of Denison and its material subsidiaries in the Denison Real Property Interests or the Denison Mineral Rights; and

(vii)

neither Denison nor any of its material subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke or materially amend, any of their respective interests in any of the Denison Real Property Interests or the Denison Mineral Rights and there is no reasonable basis to expect that such a revocation or amendment of any of their respective interests in any of the Denison Real Property Interests or the Denison Mineral Rights may occur.

(y)	Technical Report.

(i)

The Denison Technical Reports complied, in all material respects, with the requirements of NI 43-101 at the time of filing thereof, and Denison believes that the Denison Technical Reports reasonably presented the quantity of mineral resources and mineral reserves attributable to the Denison Material Projects as at the date stated therein based upon information available at the time the Denison Technical Reports were prepared.

(ii)

Denison made available to the authors of the Denison Technical Report, prior to the issuance of such report, for the purpose of preparing such report, all information requested by the authors, which information did not contain any material misrepresentation at the time such information was so provided, and there have been no material changes to such information since the date of delivery or preparation thereof.

(iii)

Denison is in compliance in all material respects, with the provisions of NI 43-101 and has filed all technical reports required thereby and there has been no disclosure of a change that would require the filing of a new technical report under NI 43-101.

(iv)

The information set forth in the Denison Disclosure Documents relating to mineral resources has, in all material respects, been prepared by Denison and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and applicable Securities Laws.

(z)	Environmental Matters. Each of Denison and its material subsidiaries, and their respective businesses and operations:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(A) is not a party to any Claim, nor, to the knowledge of Denison, is any Claim threatened against it or its properties or assets, which in either case, asserts or alleges (1) that it violated any Environmental Laws, (2) that it is required to clean up, remove or take remedial or other response action due to the release of any Hazardous Substances, or (3) that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the release of any Hazardous Substances, in each case, in a manner that individually or in the aggregate would be expected to have a Material Adverse Effect; and (B) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and, to the knowledge of Denison, has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)	does not know of any facts, circumstances or conditions, including any release of Hazardous Substance, that would reasonably be expected to result in any material Environmental Liabilities.

(aa)

Restrictions on Business Activity. Neither Denison nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Denison or any of its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(bb)

Employee Plans. Each Employee Plan has been maintained in compliance with its terms and in accordance with all applicable Laws and has been publicly disclosed (including any accrued or contingent liability in respect thereto) to the extent required by applicable Securities Laws. All required employer contributions under such Employee Plans have been made in accordance with the terms thereof. Each Denison benefit plan that is required or intended to be qualified under applicable Law or registered or approved by a Governmental Entity has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate Governmental Entity to revoke such qualification, registration or approval.

(cc)	Employment Matters.

(i)

There are no outstanding or, to the knowledge of Denison, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Denison or any of its material subsidiaries.

(ii)

All current assessments under applicable workers compensation legislation have been paid or accrued by Denison and its material subsidiaries, as applicable, and Denison and its material subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(iii)

There are no collective agreements that exist, either directly or by operation of law, between Denison or any of its material subsidiaries and any trade union or association which may qualify as a trade union nor is Denison or any of its material subsidiaries currently negotiating any such agreements. There are no threatened or apparent union organizing activities involving employees of Denison or its material subsidiaries.

(iv)

Except for payments due pursuant to applicable law or any Retention Bonus Payments, all other severance payments or termination payments that Denison and its subsidiaries, are obligated to pay under existing contracts to all persons including, without limitation, consultants, directors, officers, employees or agents as a result of the completion of the Arrangement or the restructuring of the management of Denison, are as disclosed in Schedule E(cc)(iv) of the Denison Disclosure Letter.

(dd)

Arrangement with Securityholders. Other than the Denison Voting Agreement, this Agreement and the Confidentiality Agreement, Denison does not have any agreement, arrangement or understanding (whether written or oral) with respect to Fission or any of its securities, business or operations, with any shareholder of Fission, any interested party of Fission or any related party of any interested party of Fission, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(ee)	Fairness Opinion and Board Approval. The Denison Board:

(i)	has received a written opinion from Haywood Securities Inc. that the Arrangement is fair from a financial point of view to the Denison Shareholders;

(ii)	after consultation with its financial and legal advisors, has determined that the Arrangement is in the best interests of Denison; and

(iii)	has, accordingly, approved entering into this Agreement and making a recommendation to Denison Shareholders that they vote in favour of the Denison Shareholder Resolutions.

SCHEDULE F

RETENTION BONUS PAYMENTS

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